   As Filed with the Securities and Exchange Commission on September 21, 2001
                                                      Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                                BB&T CORPORATION
             (Exact name of registrant as specified in its charter)

     North Carolina                  6060                    56-0939887
     (State or other           (Primary Standard          (I.R.S. Employer
      jurisdiction                Industrial           Identification Number)
   of incorporation or        Classification Code
      organization)                 Number)

                             200 West Second Street
                      Winston-Salem, North Carolina 27101
                                 (336) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                 (336) 733-2180
           (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)

                 The Commission is requested to send copies of
                             all communications to:

       Christopher E. Leon, Esq.                Walter G. Moeling, Esq.
 Womble Carlyle Sandridge & Rice, PLLC  Powell, Goldstein, Frazer & Murphy, LLP
   200 West Second Street, 17th Floor    191 Peachtree Street, N.E., 16th Floor
  Winston-Salem, North Carolina 27101            Atlanta, Georgia 30303

                               ----------------

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                              Proposed         Proposed
                                  Amount      maximum          maximum        Amount of
    Title of each class of        to be    offering price     aggregate      registration
  securities to be registered   registered    per unit      offering price       fee
-----------------------------------------------------------------------------------------
Common Stock, par value $5.00
 per share(1).................  3,950,000        (2)      $134,882,172.15(3)   $33,721
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) Each share of the registrant's common stock includes one preferred share purchase right.
(2) Not applicable.
(3) Computed in accordance with Rule 457(f) based on the average of the high ($33.70) and low ($33.40) sales price of the common stock of Community First Banking Company on September 18, 2001 as reported on The Nasdaq National Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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                                  [CFBC logo]

                        Special Meeting of Shareholders

                 MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT

   The Board of Directors of Community First Banking Company has unanimously approved a merger combining Community First and BB&T Corporation. In the merger, you will receive 0.98 shares of BB&T common stock for each share of Community First common stock that you own, plus cash instead of any fractional share.

   You generally will not recognize gain or loss for federal income tax purposes on your receipt of the BB&T common stock.

   The merger will join Community First's strengths as a community bank covering western Georgia with BB&T's position as a leading bank throughout the Carolinas, West Virginia, Virginia, Washington D.C. and parts of Maryland, Georgia, Alabama, Kentucky and Tennessee.

   At the special meeting, you will consider and vote on the merger agreement and related plan of merger. The merger cannot be completed unless holders of at least a majority of the shares of Community First common stock entitled to vote approve the merger agreement and plan of merger. Community First's Board of Directors believes the merger is in the best interests of Community First shareholders and unanimously recommends that the shareholders vote to approve the merger agreement and plan of merger. No vote of BB&T shareholders is required to approve the merger agreement and plan of merger.

   BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT." On November , 2001, the closing price of BB&T common stock was $ . This price will, however, fluctuate between now and the merger.

   The special meeting will be held at  :   .m., Eastern time, on    ,      ,
2001 at Community First Bank's main office, located at 110 Dixie Street, Carrollton, Georgia 30117.

   This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, this proxy statement/prospectus incorporates important business and financial information about BB&T and Community First from other documents that we have not included in the proxy statement/prospectus. You may obtain copies of these other documents without charge by requesting them in writing or by telephone at any time prior to [insert date five business days prior to meeting], 2001 from the appropriate company at the following addresses:

 BB&T Corporation                        Community First
   Shareholder                           Banking Company
    Reporting                           110 Dixie Street
 Post Office Box                    Carrollton, Georgia 30117
       1290                              (770) 834-1071
  Winston-Salem,                       Attn: C. Lynn Gable
  North Carolina
      27102
  (336) 733-3021

   Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your proxy card and fail to vote in person, the effect will be the same as a vote against the merger agreement and plan of merger. Your vote is very important. You can revoke your proxy at any time before its exercise by filing written revocation with, or by delivering a later-dated proxy to, Community First's Corporate Secretary before the meeting or by attending the meeting and voting in person. If your shares are registered in street name, you will need additional documentation from the record holder to vote in person at the meeting.

   On behalf of the Board of Directors of Community First, I urge you to vote "FOR" approval and adoption of the merger agreement.


                                                                Gary D. Dorminey
                                           President and Chief Executive Officer
 Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

 The shares of BB&T common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

   This proxy statement/prospectus is dated      , 2001 and is expected to be
first mailed to shareholders of Community First on or about      , 2001.

                        COMMUNITY FIRST BANKING COMPANY
                                110 Dixie Street
                           Carrollton, Georgia 30117

                               ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON         , 2001

                               ----------------

   Community First Banking Company will hold a special meeting of shareholders
on     ,     , 2001 at  :   .m. Eastern time, at the main office of Community
First Bank located at 110 Dixie Street, Carrollton, Georgia 30117, for the following purposes:

  . To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of July 9, 2001, between Community First and BB&T Corporation, and a related plan of merger (collectively, the "merger agreement"), providing for the merger of Community First with and into BB&T (the "merger"). In the merger, each share of Community First common stock will be converted into the right to receive 0.98 shares of BB&T common stock, plus cash instead of any fractional share, all as described in more detail in the accompanying proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus.

  . To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

   Holders of Community First common stock as of the close of business on , 2001 are entitled to notice of the meeting and to vote at the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting.

   A proxy card is enclosed. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the meeting in person. You may revoke your proxy at any time before it is voted at the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person. However, attendance at the meeting will not by itself revoke a proxy.

                                          By Order of the Board of Directors

                                          Gary D. Dorminey, President and
                                           Chief Executive Officer

Carrollton, Georgia
     , 2001

   Please complete, sign, date and return the enclosed proxy card promptly in the envelope provided, whether or not you plan to attend the meeting.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
A WARNING ABOUT FORWARD-LOOKING INFORMATION.............................. iii

SUMMARY..................................................................   1

MEETING OF SHAREHOLDERS..................................................   9
  General................................................................   9
  Who Can Vote at the Meeting............................................   9
  Attending the Meeting..................................................   9
  Vote Required..........................................................   9
  Voting and Revocation of Proxies.......................................  10
  Solicitation of Proxies................................................  11
  Recommendation of the Community First Board............................  11

THE MERGER...............................................................  12
  General................................................................  12
  Background of and Reasons for the Merger...............................  12
  Opinion of Community First's Financial Advisor.........................  15
  Exchange Ratio.........................................................  20
  Exchange of Community First Stock Certificates.........................  20
  The Merger Agreement...................................................  21
  Interests of Community First's Directors and Officers in the Merger....  27
  Material Federal Income Tax Consequences of the Merger.................  31
  Regulatory Considerations..............................................  32
  Accounting Treatment...................................................  34
  Option Agreement.......................................................  34
  Effect on Employee Benefit Plans and Stock Options.....................  37
  Restrictions on Resales by Affiliates..................................  39
  No Appraisal or Dissenters' Rights.....................................  40

INFORMATION ABOUT BB&T...................................................  40
  General................................................................  40
  Operating Subsidiaries.................................................  40
  Acquisitions...........................................................  41
  Capital................................................................  42
  Deposit Insurance Assessments..........................................  43
  Additional Information.................................................  43

INFORMATION ABOUT COMMUNITY FIRST........................................  43

DESCRIPTION OF COMMUNITY FIRST...........................................  43

DESCRIPTION OF BB&T CAPITAL STOCK........................................  44
  General................................................................  44
  BB&T Common Stock......................................................  44
  BB&T Preferred Stock...................................................  45
  Shareholder Rights Plan................................................  45
  Other Anti-takeover Provisions.........................................  47

COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS AND COMMUNITY FIRST
 SHAREHOLDERS............................................................  48
  Authorized Capital Stock...............................................  48
  Special Meetings of Shareholders.......................................  49

                                                                          Page
                                                                          ----
  Directors..............................................................  49
  Dividends and Other Distributions......................................  50
  Shareholder Nominations and Shareholder Proposals......................  50
  Discharge of Duties; Exculpation and Indemnification...................  51
  Mergers, Share Exchanges and Sales of Assets...........................  52
  Anti-takeover Statutes.................................................  52
  Amendments to Articles of Incorporation and Bylaws.....................  53
  Consideration of Business Combinations.................................  54
  Shareholders' Rights of Dissent and Appraisal..........................  54
  Liquidation Rights.....................................................  55

SHAREHOLDER PROPOSALS....................................................  55

OTHER BUSINESS...........................................................  56

LEGAL MATTERS............................................................  56

EXPERTS..................................................................  56

WHERE YOU CAN FIND MORE INFORMATION......................................  56

Appendix A--Agreement and Plan of Reorganization and Plan of Merger
 (excluding certain annexes)
Appendix B--Fairness Opinion of Trident Securities, a division of
 McDonald Investments, Inc.
 [to be updated]

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

   BB&T and Community First have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the managements of BB&T and Community First and on information currently available to them or, in the case of information that appears under the heading "The Merger--Background of and Reasons for the Merger" on page , information that was available to the managements of BB&T and Community First as of the date of the merger agreement, and should be read in connection with the notices about forward-looking statements made by each of BB&T and Community First in its reports filed under the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or Community First set forth under "Summary" and "The Merger--Background of and Reasons for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "assumes," "anticipates," "intends," "plans," "estimates" or other similar expressions. See "Where You Can Find More Information" on page .

   BB&T and Community First have made statements in this document and in other documents to which this document refers regarding estimated earnings per share of BB&T and Community First on a stand-alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Community First, the amount of general and administrative expense consolidation, costs relating to converting Community First's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions prove to be incorrect, and actual results may be materially different from those expressed or implied by the forward-looking statements.

   Any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

  . expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time-frame;

  . the loss of deposits, customers or revenues following the merger or other previously announced mergers may be greater than expected;

  . competitive pressures among financial institutions may increase significantly;

  . costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Community First, may be greater than expected;

  . changes in the interest rate environment may reduce margins or the volumes or values of loans made or held;

  . general economic or business conditions, either nationally or in the states or regions in which BB&T and Community First do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  . legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Community First are engaged;

  .  adverse changes may occur in the securities markets; and

  . competitors of BB&T and Community First may have greater financial resources and develop products that enable them to compete more successfully than BB&T and Community First.

   Management of each of BB&T and Community First believes the forward-looking statements about its company are reasonable; however, shareholders of Community First should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and Community First's ability to control or predict.

   All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or Community First or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor Community First undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page .

Shareholders to Receive 0.98 Shares of BB&T Common Stock for each Share of Community First Common Stock

   If the merger is completed, you will receive 0.98 shares of BB&T common stock for each share of Community First common stock you own, plus cash instead of any fractional share of BB&T common stock that would otherwise be issued.

   On       , 2001, the closing price of BB&T common stock was $  , making the value of 0.98 shares of BB&T common stock equal to $ . Because the market price of BB&T common stock fluctuates, you will not know when you vote what BB&T common stock will be worth when issued in the merger.

No Federal Income Tax on Shares Received in Merger (Page  )

   Neither company is required to complete the merger unless it receives a legal opinion from BB&T's counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a "reorganization" for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of shares of Community First common stock into shares of BB&T common stock. You will be taxed, however, if you receive any cash instead of any fractional share of BB&T common stock that would otherwise be issued. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

   BB&T currently pays regular quarterly dividends of [$0.26] per share of its common stock and, over the past five years, has had a dividend payout ratio in the range of approximately [39% to 40%] of recurring earnings and a compound annualized dividend growth rate of [14.9%]. BB&T has increased its quarterly cash dividend payments for 29 consecutive years. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T's financial condition, earnings and other factors.

Community First Board of Directors Unanimously Recommends Shareholder Approval (Page )

   The Community First Board of Directors believes that the merger is in the best interests of Community First shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement and related plan of merger. The Community First Board believes that, as a result of the merger, you will be able to achieve greater value than you would if Community First remained independent.

Exchange Ratio Fair to Shareholders According to Community First's Financial Advisor (Page )

   Community First's financial advisor, Trident Securities, a division of McDonald Investments, Inc., has given an opinion to the Community First Board that, as of the date of this proxy statement/prospectus, the exchange ratio in the merger is fair from a financial point of view to you as holders of Community First common stock. The full text of this opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Trident Securities in rendering its fairness opinion. Community First has paid Trident fees of $70,000 as of the date of this proxy statement/prospectus and will pay to Trident a fee of approximately $1.1 million at the closing of the merger. In addition, Community First has agreed to reimburse Trident for all reasonable out-of-pocket expenses, incurred by Trident on Community First's behalf, as well as indemnify Trident against certain liabilities, including any which may arise under the federal securities laws.

Community First Shareholders Do Not Have Dissent and Appraisal Rights (Page  )

   Under Georgia law, holders of Community First common stock do not have the right to dissent from the merger and demand an appraisal of the value of their shares in connection with the merger.

Meeting to be held        , 2001 (Page  )

   Community First will hold the special shareholders' meeting at  :   .m.,
Eastern time, on      ,     , 2001 at       . At the meeting, you will vote on
the merger agreement and plan of merger and conduct any other business that properly arises.

The Companies (Page  )

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000

   BB&T is a multi-bank holding company with more than $[68.5] billion in assets. It is the [fifth] largest financial holding company in the Southeast and, through its banking subsidiaries, operates 1,094 branch offices in the Carolinas, Georgia, Virginia, Maryland, West Virginia, Tennessee, Kentucky, Alabama and Washington, D.C. BB&T ranks [first] in deposit market share in West Virginia, [second] in North Carolina and [third] in South Carolina, and maintains a significant market presence in Virginia, Maryland, Georgia and Washington, D.C. [to be updated]

Community First Banking Company
110 Dixie Street
Carrollton, Georgia 30117
(770) 834-1071

   Community First, with approximately $548 million in assets, operates nine banking offices in western Georgia through banking subsidiary Community First Bank. It also operates a consumer finance company, an insurance agency and a full service brokerage subsidiary.

The Merger (Page  )

   In the merger, Community First will merge into BB&T, and Community First's banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. If the Community First shareholders approve the merger agreement and plan of merger at the special meeting, we currently expect to complete the merger in the [fourth] quarter of 2001.

   We have included the merger agreement and plan of merger as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement and plan of merger in full, as they are the legal documents that govern the merger.

Majority Shareholder Vote Required (Page  )

   Approval of the merger agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Community First common stock entitled to vote. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. At the record date, the directors and executive officers of Community First and their affiliates
together owned about    % of the Community First common stock entitled to vote
at the meeting, and we expect them to vote their shares in favor of the merger agreement and plan of merger.

   Brokers who hold shares of Community First stock as nominees will not have authority to vote them on the merger unless the beneficial owners of those shares provide voting instructions. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

   The merger does not require the approval of BB&T's shareholders.

Record Date Set at      , 2001; One Vote per Share of Community First Stock
(Page  )

   If you owned shares of Community First common stock at the close of business
on      , 2001, the record date, you are entitled to vote on the merger agreement and plan of merger
and any other matters that may be properly considered at the meeting.

   On the record date, there were [3,523,073] shares of Community First common stock outstanding. At the meeting, you will have one vote for each share of Community First common stock that you owned on the record date.

Interests of Community First Directors and Officers in the Merger that Differ From Your Interests (Page )

   Some of Community First's directors and officers have interests in the merger that differ from, or are in addition to, the interests of other Community First shareholders. These interests exist, in the case of certain executive officers of Community First, under employment agreements to be entered into upon completion of the merger.

   Employment Agreements. Community First's President and Chief Executive Officer, Gary D. Dorminey, and Community First's Chief Operating Officer, Lane Poston, have entered into employment agreements with Branch Banking and Trust Company, BB&T's North Carolina chartered bank subsidiary, which shall be effective upon completion of the merger. The employment agreement with Mr. Dorminey provides for an employment term until the eighteenth month after the merger is effective or, if sooner, the 61st day after conversion of the data services systems of Community First to the data services systems of Branch Banking and Trust Company. The employment agreement with Mr. Poston provides for an employment term until July 13, 2004. Each agreement also provides for a consulting period following the employment term during which Mr. Dorminey and Mr. Poston will receive additional compensation. The consulting period ends five years after the date of the merger.

   In addition, C. Lynn Gable, Community First's Chief Financial Officer, and Anyce Fox, Community First's Management Services Officer, have entered into adoption of employment agreements with Branch Banking and Trust Company effective upon completion of the merger. As adopted by Branch Banking and Trust Company, the employment agreements with Mr. Gable and Ms. Fox provide for an employment term until the eighteenth month after the merger is effective or, if sooner, the 61st day after conversion of the data services systems of Community First to the data services systems of Branch Banking and Trust Company.

   All of the employment agreements may provide severance payments and other benefits if employment is terminated following the merger, including if there is a change of control of BB&T. The material terms and financial provisions of the employment agreements are described under the heading "Interests of Community First's Directors and Officers in the Merger" on page .

   Advisory Boards. Following completion of the merger, Gary D. Dorminey will be offered a seat on the BB&T Advisory Board for the State of Georgia.

   The members of the Community First Board will be offered a position on the local advisory board to be formed by Branch Banking and Trust Company for the Carrollton, Georgia area.

   For two years after the merger, the advisory board members will receive fees equal in amount to the retainer and schedule of attendance fees for directors of Community First in effect on June 1, 2001. Membership on any advisory board is conditional on execution of a noncompetition agreement with Branch Banking and Trust Company.

   The Community First Board was aware of these and other interests and considered them when it approved and adopted the merger agreement.

   The material terms and financial provisions of these arrangements are described under the heading "Interests of Community First's Directors and Officers in the Merger" on page .

Regulatory Approvals We Must Obtain for the Merger to Occur (Page )

   We cannot complete the merger unless the Board of Governors of the Federal Reserve System approves it. We have filed an application with the Federal Reserve Board seeking its approval. In addition, the merger is subject to the approval of, or notice to, certain state regulatory authorities, and we have made the necessary filings with those authorities.

   Although we do not know of any reason why we would not obtain these regulatory approvals in a timely manner, we cannot be certain when we will obtain them or that we will obtain them at all. [to be updated]

Other Conditions that Must be Satisfied for the Merger to Occur (Page  )

   A number of other conditions must be met for us to complete the merger, including:

  .  approval of the merger agreement by the Community First shareholders;

  . receipt of the opinion of BB&T's counsel concerning the tax consequences of the merger;

  . the continuing accuracy of the parties' representations in the merger agreement; and

  . the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of BB&T common stock to be issued in the merger.

   Termination and Amendment of the Merger Agreement (Page  )

   We can mutually agree at any time to terminate the merger agreement without completing the merger. Either company can also unilaterally terminate the merger agreement if:

  .  the merger is not completed by March 31, 2002;

  .  any condition that must be satisfied to complete the merger is not met;
     or

  . the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement and such violation is not cured in a timely fashion.

   Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

   BB&T and Community First can agree to amend the merger agreement in any way, except that after the shareholders' meeting we cannot decrease the consideration that you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion from BB&T's counsel is not available and the Community First Board determines to proceed with the merger, Community First will inform you and ask you to vote again on the merger agreement.

   Option Agreement (Page  )

   As a condition to its offer to acquire Community First, and to discourage other companies from attempting to acquire Community First, BB&T required Community First to grant BB&T a stock option that allows BB&T to buy up to 650,000 shares of Community First's common stock. The exercise price of the option is $29.00 per share. Generally, BB&T can exercise the option only if another party attempts to acquire control of Community First. As of the date of this proxy statement/prospectus, we do not believe that has occurred.

   BB&T to Use Purchase Accounting Treatment (Page  )

   BB&T expects to account for the merger using the purchase method of accounting. Under the purchase method, BB&T will record, at fair value, the acquired assets and assumed liabilities of Community First. To the extent the total purchase price exceeds the fair value of tangible assets acquired, liabilities assumed, and other identifiable intangibles, BB&T will record goodwill. BB&T will include in its consolidated results of operations the results of Community First's operations after the merger is completed.

   Share Price Information (Page  )

   Community First common stock is traded on the Nasdaq National Market under the symbol "CFBC", and BB&T common stock is traded on the New York Stock Exchange under the symbol

"BBT". On July 9, 2001, the last full trading day before public announcement of the proposed merger, Community First common stock closed at $27.91, and BB&T
common stock closed at $36.42. On       , 2001, Community First common stock
closed at $  , and BB&T common stock closed at $  .

   Listing of BB&T Common Stock

   BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

   BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT," and Community First common stock is included in the Nasdaq National Market under the symbol "CFBC." The table below shows the high and low sales prices of BB&T common stock and Community First common stock and cash dividends paid per share for the last two fiscal years plus the interim period. The merger agreement restricts Community First's ability to increase dividends. See page .

                                       BB&T                Community First
                            -------------------------- ------------------------
                                                Cash                     Cash
                              High     Low    Dividend  High     Low   Dividend
                            -------- -------- -------- ------- ------- --------
Quarter Ended
  March 31, 2001........... $37.875  $31.42    $0.23   $25.00  $19.875  $.20
  June 30, 2001............  37.08    33.73     0.23    26.00   22.80    .2250
  September 30, 2001.......                     0.26
  December 31, 2001
   (through        ,
   2001)...................
Quarter Ended
  March 31, 2000........... $29.25   $21.6875  $0.20   $22.00  $16.125  $.1725
  June 30, 2000............  31.875   23.875    0.20    17.160  16.188   .1725
  September 30, 2000.......  30.4375  23.8125   0.23    19.50   17.250   .2000
  December 31, 2000........  38.25    26.5625   0.23    21.875  18.625   .2000
  For year 2000............  38.25    21.6875   0.86    22.00   16.125   .7450
Quarter Ended
  March 31, 1999........... $40.625  $34.5625  $0.175  $22.00  $19.00   $.1100
  June 30, 1999............  40.25    33.50     0.175   23.75   18.00    .1150
  September 30, 1999.......  36.6875  30.1875   0.20    20.375  14.625   .1150
  December 31, 1999........  37.125   27.1875   0.20    18.625  15.250   .1725
  For year 1999............  40.625   27.1875   0.75    23.75   15.250   .5125

   The table below shows the closing prices of BB&T common stock and Community First common stock on July 9, 2001, the last full trading day before public announcement of the proposed merger.

    BB&T historical..................................................... $36.42
    Community First historical.......................................... $27.91
    Community First pro forma equivalent*............................... $35.69

--------
 * calculated by multiplying BB&T's per share closing price by the exchange ratio of 0.98

Selected Consolidated Financial Data

   We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from BB&T's and Community First's audited financial statements for 1996 through 2000 and unaudited financial statements for the six months ended June 30, 2001. [to be updated] [The information provided for BB&T will be restated to include the accounts of F&M National Corporation, which were acquired by BB&T on August 9, 2001 in a transaction accounted for as a pooling of interests.] [to be updated] This information is only a summary, and you should read it in conjunction with our historical financial statements and the related notes contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information"
on page    . You should not rely on the six-month information as being indicative of results expected for the entire year or for any future interim period. [to be updated]

                     BB&T--Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                             As of/For the
                           Six Months Ended
                               June 30,                As of/For the Years Ended December 31,
                         --------------------- ------------------------------------------------------
                            2001       2000       2000       1999       1998       1997       1996
                         ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net interest income..... $1,090,181 $1,073,039 $2,145,567 $2,046,988 $1,868,244 $1,724,431 $1,580,174
Net income..............    453,128    368,960    646,596    731,783    678,364    525,269    489,952
Basic earnings per
 share..................       1.08        .88       1.54       1.76       1.65       1.29       1.20
Diluted earnings per
 share..................       1.06        .87       1.52       1.73       1.62       1.26       1.17
Cash dividends paid per
 share..................        .46        .40        .86        .75        .66        .58        .50
Book value per share....      12.80      10.71      11.90      10.21      10.23       9.24       8.69
Total assets............ 64,733,769 58,238,087 62,575,133 55,898,957 50,912,685 46,050,070 40,818,586
Long-term debt.......... 10,864,249  7,628,326  8,625,100  6,197,118  5,540,158  4,185,001  2,613,714

              Community First -- Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                             As of/For the
                         Six Months Ended June
                                  30,                  As of/For the Years Ended December 31,
                         --------------------- ------------------------------------------------------
                            2001       2000       2000       1999       1998       1997       1996
                         ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net interest income..... $    8,329 $    8,140 $   16,316 $   15,121 $   15,574 $   16,132 $   13,409
Net income.............. $    1,777 $    2,564 $    5,359 $      474 $    3,003 $      113 $      248
Basic earnings per
 share.................. $      .59 $      .93 $     1.90 $      .18 $      .87 $      .03 $      N/A
Diluted earnings per
 share.................. $      .58 $      .87 $     1.90 $      .17 $      .82 $      .03 $      N/A
Cash dividends paid per
 share.................. $    .4250 $    .3450 $    .7450 $    .5125 $      .35 $      .15 $      N/A
Book value per share.... $  12.5143 $  10.1552 $  10.7635 $   9.7505 $  10.1331 $  15.4118 $      N/A
Total assets............ $  540,006 $  401,304 $  394,506 $  386,048 $  391,986 $  394,293 $  352,532
Long-term debt.......... $   49,853 $   12,964 $    1,359 $   51,745 $   42,345 $    2,945 $    5,495

Comparative Per Share Data

   We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page .

   The pro forma combined information gives effect to the merger accounted for as a purchase, assuming that 0.98 shares of BB&T common stock is issued for each outstanding share of Community First common stock. Pro forma equivalent of one Community First common share amounts are calculated by multiplying the pro forma basic and diluted earnings per share, BB&T's historical per share dividend and the pro forma shareholders' equity by the exchange ratio of 0.98 shares of BB&T common stock so that the per share amounts equate to the respective values for one share of Community First common stock. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the six-month information as being indicative of results expected for the entire year or for any future interim period. [to be updated]

                                         As of/For the
                                          Six Months
                                          Ended June   As of/For the Year Ended
                                           30, 2001       December 31, 2000
                                         ------------- ------------------------
Earnings per common share:
  Basic
    BB&T historical.....................    $ 1.08              $ 1.54
    Community First historical..........    $  .59              $ 1.90
    Pro forma combined..................    $ 1.07              $ 1.54
    Community First pro forma
     equivalent.........................    $ 1.05              $ 1.51
  Diluted
    BB&T historical.....................    $ 1.06              $ 1.52
    Community First historical..........    $  .58              $ 1.90
    Pro forma combined..................    $ 1.06              $ 1.52
    Community First pro forma
     equivalent.........................    $ 1.04              $ 1.49
Cash dividends declared per common
 share:
  BB&T historical.......................    $  .23              $  .86
  Community First historical............    $ .425              $ .745
  Pro forma combined....................    $  .23              $  .86
  Community First pro forma equivalent..    $  .23              $  .84
Shareholders' equity per common share:
BB&T historical.........................    $12.80              $11.90
Community First historical..............    $12.51              $10.76
Pro forma combined......................    $12.80              $11.89
Community First pro forma equivalent....    $12.55              $11.65

                            MEETING OF SHAREHOLDERS

General

   We are providing this proxy statement/prospectus to Community First
shareholders of record as of       , 2001, along with a form of proxy that the
Community First Board is soliciting for use at a special meeting of
shareholders of Community First to be held on       ,       , 2001 at  :
  .m., Eastern time, at its main office in Carrollton, Georgia, located at 110 Dixie Street. At the meeting, the shareholders of Community First will vote upon a proposal to approve the agreement and plan of reorganization, dated as of July 9, 2001, and the related plan of merger pursuant to which Community First would merge into BB&T. In this proxy statement/prospectus, we refer to the reorganization agreement and related plan of merger as the "merger agreement." Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The Community First Board knows of no such other matters except those incidental to the conduct of the meeting. A copy of the merger agreement (excluding certain annexes) is attached as Appendix A.

Who Can Vote at the Meeting

   You are entitled to vote your Community First common stock if the records of Community First show that you held your shares as of the record date, which is
      , 2001. On the record date, there were [3,523,073] shares of Community
First common stock outstanding, held by approximately     holders of record.
Each such share of Community First common stock is entitled to one vote on each matter submitted at the meeting.

Attending the Meeting

   If you are a beneficial owner of Community First common stock held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Community First common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

   Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Community First common stock entitled to vote. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

   The proposal to adopt the merger agreement is a "non-discretionary" item, meaning that brokerage firms can not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker non-vote shares") will not be counted as votes cast on it. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal.

   Action on other matters, if any, that are properly presented at the meeting for consideration of the shareholders will be approved if a quorum is present and the votes cast favoring the action exceed the votes cast opposing the action. A quorum will be present if a majority of the outstanding shares of Community First common stock entitled to vote is represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions will be treated as shares present for purposes of determining whether a quorum is present. The Community First Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

   Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Community First common stock entitled to vote, abstentions and broker non-vote shares will have the same effect as votes against the merger. Accordingly, the Community First

Board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage-prepaid envelope.

   You should not send in your stock certificates with your proxy cards. See "The Merger--Exchange of Community First Stock Certificates" on page .

   As of the record date, the directors and executive officers of Community
First and their affiliates beneficially owned a total of      shares, or   , of
the issued and outstanding shares of Community First common stock (not including shares that may be acquired pursuant to the exercise of stock options). The directors and executive officers of BB&T, their affiliates, BB&T and its subsidiaries owned less than 1% of the outstanding shares of Community First common stock, excluding shares subject to the stock option granted to BB&T in connection with the merger agreement and described under the heading "Option Agreement" on page .

Voting and Revocation of Proxies

   The shares of Community First stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) will be voted as directed by the respective shareholders unless the proxies are revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement. Proxies marked "FOR" approval of the merger agreement and executed but unmarked proxies will be voted in the discretion of the proxy holders named in the proxies as to any proposed adjournment of the meeting. Proxies that are voted "AGAINST" approval of the merger agreement will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger. The proxies will be voted in the discretion of the proxy holders on other matters, if any, that are properly presented at the meeting and voted upon.

   You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either: notify the Corporate Secretary of Community First in writing at Community First's principal executive offices; submit a later-dated proxy to the Corporate Secretary of Community First; or attend the meeting and vote your shares in person. Your attendance at the meeting will not automatically revoke your proxy. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares.

   Your broker may allow you to deliver your voting instructions via the telephone or the internet. Please see the voting instruction form from your broker. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

Employee Stock Option Plans

   Community First maintains the Community First Banking Company Employee Stock Ownership Plan (the "Community First ESOP") and the Employee Stock Ownership Plan of Douglas Federal Bank (the "Douglas ESOP"). The Community First ESOP and the Douglas ESOP were both terminated earlier this year but distributions to participants will not occur until after October 15, 2001. As a result, participants whose ESOP accounts contain shares of Community First common stock, will direct the Trustee of their respective ESOP to vote for or against the merger agreement. If the merger agreement is approved and the transaction is consummated prior to the time that distributions are made from the ESOPs, participants will receive 0.98 shares of BB&T common stock in exchange for each share of Community First common stock allocated to their participant accounts. If the transaction is consummated after distributions are made from the ESOPs, participants will receive shares of BB&T common stock as would any other stockholder of Community First.

Solicitation of Proxies

   BB&T and Community First will each pay 50% of the cost of printing this proxy statement/prospectus, and Community First will pay all other costs of soliciting proxies. Directors, officers and other employees of Community First or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Community First will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and Community First will reimburse these record holders for their reasonable out-of-pocket expenses.

Recommendation of the Community First Board

   The Community First Board has approved the merger agreement and believes that the proposed transaction is fair to and in the best interests of Community First and its shareholders. The Community First Board unanimously recommends that Community First's shareholders vote "FOR" approval of the merger agreement. See "The Merger--Background of and Reasons for the Merger" on page
 .

                                   THE MERGER

   The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

   In the merger, Community First will be merged into BB&T. Shareholders of Community First will receive common stock of BB&T in exchange for their shares of Community First stock on the basis of 0.98 shares of BB&T common stock for each share of Community First common stock, plus cash instead of any fractional share of BB&T common stock that would otherwise be issued. During the first quarter of 2002, BB&T intends to merge Community First's subsidiary banks into Branch Banking and Trust Company ("Branch Bank"), BB&T's North Carolina bank subsidiary. Until then, Community First's subsidiary banks will operate as separate subsidiaries of BB&T.

Background of and Reasons for the Merger

 Background of the Merger

   During the last several years, there has been a trend toward consolidation in the banking and thrift industries. This trend has been fueled by, among other things, recent national and state banking legislation and has enabled participants in business combinations to benefit from the economies of scale and greater efficiencies available to the combined entities. Financial institutions have increasingly sought suitable combinations as a means of obtaining such benefits.

   During 2000 and early 2001, Community First had preliminary discussions with multiple institutions regarding a possible merger transaction. Community First had engaged The Carson Medlin Company ("CMC") in 1999 to assist it in considering strategic alternatives and provide various other services. In April 1999, as part of its engagement with Community First, CMC advised Community First that it should consider a possible affiliation with serveral regional bank holding companies, including BB&T, and introduced Community First to BB&T to explore the possibilities of a merger. On April 30, 2001, Gary Dorminey, Community First's Chief Executive Officer, and Lane Poston, Community First's Chief Operating Officer, along with representatives of Trident Securities, a division of McDonald Securities Inc. ("Trident") met with BB&T representatives in Atlanta to discuss a possible merger and to update BB&T on Community First's acquisition of First Deposit Bancshares, Inc. Two weeks later, Messrs. Dorminey and Poston met with John Allison, BB&T's Chief Executive Officer, at BB&T's headquarters in Winston-Salem, North Carolina to learn more about BB&T's management philosophy.

   On June 13, 2001, BB&T proposed an exchange ratio of 0.9293 shares of BB&T common stock for each share of Community First common stock. As a result of negotiation between the parties, the exchange ratio was subsequently increased to 0.98 shares of BB&T stock per share of Community First stock. On June 18, 2001, Community First selected Trident as its financial adviser in connection with a possible merger with BB&T. Community First selected Trident for several reasons, including its familiarity with Community First's business and market area, as well as its knowledge of southeastern financial institutions and its previous experience with mergers and acquisitions involving financial institutions.

   On June 21, 2001, Community First's Board of Directors met to discuss the BB&T offer, as well as competitive offers Trident had obtained from a local bank holding company and a regional bank holding company. At that meeting, Community First's Board discussed the terms of all of the offers presented and determined that based on the factors discussed in "--Community First's Reasons for the Merger and Recommendation of Directors," the BB&T offer provided the greatest value to Community First's shareholders. As a result, the Community First Board authorized management to negotiate a merger agreement with BB&T.

   From June 26 through June 29, 2001, representatives of BB&T conducted a due diligence review of Community First while the merger agreement was being negotiated. After obtaining the opinion of Trident that the terms of the merger agreement were fair from a financial standpoint to Community First shareholders, Community First held a special meeting of the Board of Directors on July 9, 2001 to adopt the merger agreement. On July 10, 2001, BB&T issued a press release announcing its pending acquisition of Community First.

 Community First's Reasons for the Merger and Recommendation of Directors

   In reaching its determination that the merger agreement is fair to, and in the best interests of, Community First and its shareholders, the Community First Board considered a number of factors. The Community First Board did not assign any specific or relative weight to the factors in its consideration. The material factors considered by the Community First Board included the following:

  . The current and prospective economic environment facing financial institutions, and the competitive pressures in the financial services industry in general and the banking industry in particular;

  . The Board's review of alternatives to the merger (including the alternatives of potential transactions with other merger partners, remaining independent and growing internally, remaining independent for a period of time and then selling or merging the company, and growing through future acquisitions), the range of possible values to Community First's shareholders attainable through implementation of such alternatives, and the timing and likelihood of actually implementing such alternatives and receiving such values;

  . A review of the business, operations, earnings, and financial condition, including the capital levels and asset quality, of BB&T on both a historical and prospective basis;

  .  The geographic and business fit of Community First and BB&T;

  . The strong cultural fit that had emerged through discussions with BB&T in terms of customer service, strategic direction, planning processes and personal compatibility among the members of the Board and the senior management team of BB&T;

  . The terms of the merger agreement, including the exchange ratio and the ability of Community First to terminate the merger agreement under certain circumstances;

  . The financial advice rendered by Trident Securities, Inc. regarding the terms of the merger, including its opinion that the exchange ratio is fair to Community First's shareholders from a financial point of view, and the Community First Board's review of the methodology and appropriateness of the assumptions used by Trident Securities, Inc. in its analysis of the fairness of the exchange ratio;

  . The expectation that the merger would generally be tax-free for federal income tax purposes for Community First's shareholders (other than with respect to cash received in the merger, including any cash paid in lieu of fractional shares);

  . The strong likelihood that regulatory approval for the merger will be obtained.

   The Board collectively made its determination with respect to the merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered as appropriate, that the merger is in the best interests of the Community First shareholders.

   The terms of the merger, including the exchange ratio, were the result of arms-length negotiations between representatives of Community First and representatives of BB&T. Based upon its consideration of the foregoing factors, the Community First Board of Directors approved the merger agreement and the merger as being in the best interests of Community First and its shareholders.

   The Community First Board unanimously recommends that you vote "FOR" the approval of the merger agreement.

 BB&T's Reasons for the Merger

   One of BB&T's objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts in the $500 million to $10 billion asset size range. BB&T's management believes that Community First is a successful community bank, the acquisition of which will give BB&T the top market share in Carrollton, Georgia and increased market share in western Georgia.

   In connection with BB&T's consideration of the merger, its management analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . BB&T's earnings per share on a stand-alone basis for 2001 would be in line with the estimates published by First Call Corporation;

  . Community First's fully diluted core earnings per share (prior to the effects of the merger) on a stand-alone basis for 2001 would be in line with the estimates of Community First's management;

  . BB&T's earnings per share on a stand-alone basis for subsequent years would increase at an assumed annual rate, determined solely for the purpose of assessing the impact of the merger as described above, based on 12% income statement and balance sheet growth;

  . Annual cost savings of approximately $3.5 million, or 25% of Community First's expense base would be fully realized in the first 12 months of operations following conversion of Community First's data services systems to those of BB&T;

  .  Income statement and balance sheet growth rates would be 12%, except:

    . Community First's non interest income would increase at approximately 20% in years 1 through 5 so as to achieve a fee income ratio of 25% by year 5 and would thereafter grow at 12%;

  . Core deposit intangibles would be amortized over ten years using the sum of the years digit method;


  . Community First's loan loss allowance would conform to BB&T's allowance level of 1.30%;

  . Community First's net charge-off rate for loan losses would be raised to 0.35% in year 1 and held constant thereafter; and

  . BB&T would purchase on the open market substantially all of the shares of common stock to be issued in the merger.

   Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets and book value per share, as well as its effect on BB&T's leverage capital ratio. This analysis indicated that the merger would:

  . be accretive to earnings per share and cash basis earnings per share in 2002;

  . be accretive to cash basis return on assets in year 9 and dilutive to return on assets in all years;

  . be accretive to book value per share, return on equity and cash basis return on equity immediately; and

  .  result in a combined leverage ratio that remains over 7%.

In conducting its analysis, BB&T excluded the effect of estimated one-time after-tax charges of $2.9 million, related to completing the merger.

   In addition to the analysis described above, BB&T performed an internal rate of return analysis for the merger. The purpose of this analysis was to determine if the projected performance of Community First, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the Community First merger indicated that the projected internal rate of return is 17.66%.

   None of the above information has been updated since the date of the merger agreement. There can be no certainty that actual results will be consistent with the results described above. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iv.

Opinion of Community First's Financial Advisor

   Merger--General. Pursuant to an engagement letter dated June 18, 2001 between Community First and Trident, Community First retained Trident to act as its sole financial advisor in connection with a possible merger and related matters. As part of its engagement, Trident agreed, if requested by Community First, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Community First common stock, of the consideration as set forth in the Agreement. Trident is a nationally recognized specialist in the financial services industry, in general, and in Southeastern banks in particular. Trident is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Community First selected Trident as its financial advisor based upon Trident's qualifications, expertise and reputation in such capacity.

   On July 9, 2001, Trident delivered its oral opinion that the consideration provided for in the merger agreement was fair to Community First shareholders, from a financial point of view, as of the date of such opinion. Trident also delivered to the Community First Board a written opinion dated as of July 9, 2001, confirming its oral opinion. No limitations were imposed by Community First on Trident with respect to the investigations made or the procedures followed in rendering its opinion. Trident subsequently updated its opinion to the date of this proxy statement/prospectus.

   The full text of Trident's written opinion to the Community First Board, dated as of the date of this proxy statement/prospectus, which sets forth the assumptions made, matters considered and extent of review by Trident, is attached as Appendix B and is incorporated herein by reference. It should be read carefully and in its entirety in conjunction with this proxy statement/prospectus. The following summary of Trident's opinion is qualified in its entirety by reference to the full text of the opinion. Trident's opinion is addressed to the Community First Board and does not constitute a recommendation to any shareholder of Community First as to how such shareholder should vote at the Community First special meeting described in this document.

   Trident, in connection with rendering its July 9, 2001 opinion:

  . reviewed Community First's audited financial statements for each of the years ended December 31, 2000, December 31, 1999, and December 31, 1998; Community First's Annual Report on Form 10-K for the year ended December 31, 2000; and Community First's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  . reviewed BB&T's Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2000, 1999 and 1998, including the audited financial statements contained therein; and BB&T's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  . reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Community First and BB&T provided to Trident or publicly available;

  . participated in meetings and telephone conferences with members of senior management of Community First and BB&T concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters Trident believed relevant to its inquiry;

  . reviewed certain stock market information for Community First and BB&T common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

  . compared the results of operations and financial condition of Community First and BB&T with that of certain companies which Trident deemed to be relevant for purposes of this opinion;

  . reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Trident deemed to be relevant for purposes of this opinion;

  .  reviewed the merger agreement; and

  .  performed such other reviews and analyses as Trident deemed appropriate.

   The oral and written opinions provided by Trident to Community First were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

   In connection with its review and arriving at its opinion, Trident relied upon the accuracy and completeness of the financial information and other pertinent information provided by Community First and BB&T to Trident for purposes of rendering its opinion. Trident did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Community First and BB&T with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, Trident assumed that these forecasts reflected the most reasonable estimates and judgments of Community First and BB&T as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident could formulate its opinion. Community First does not publicly disclose such internal management projections of the type utilized by Trident in connection with Trident's role as financial advisor to Community First with respect to the review of the merger. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Community First and BB&T. Accordingly, actual results could vary significantly from those set forth in the respective projections.

   Trident does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Community First and BB&T are adequate to cover such losses. In addition, Trident does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Community First or BB&T, nor was Trident provided with such appraisals. Furthermore, Trident assumes that the merger will be consummated in accordance with the terms set forth in the merger agreement, without any waiver of any material terms or conditions by Community First, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Trident assumes that the merger will be recorded as a "purchase" in accordance with generally accepted accounting principles.

   In connection with rendering its opinion to the Community First Board, Trident performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by Trident. Moreover, Trident believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Trident also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, Trident drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in

Trident's analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by Trident were assigned a greater significance by Trident than any other in deriving its opinion.

 Comparable Company Analysis:

   Trident reviewed and compared actual stock market data and selected financial information for Community First with corresponding information for six publicly traded southeastern banks (primarily Georgia Banks) with assets between $320 million and $1.0 billion and a return on average assets greater than 1.0% and an equity to assets ratio less than 12.0%, (the "Community First Peer Group"). The Community First Peer Group is listed below:

       1.  Colony Bancorp, Inc.                 Fitzgerald, GA
       2.  GB&T Bancshares, Inc.                Gainesville, GA
       3.  Georgia Bank Financial Corp.         Augusta, GA
       4.  Main Street Banks, Inc.              Kennesaw, GA
       5.  Savannah Bancorp, Inc.               Savannah, GA
       6.  Yadkin Valley Bank & Trust Company   Elkin, NC

   The table below represents a summary analysis of the Community First Peer Group based on market prices as of July 6, 2001 and the latest publicly available financial data as of or for the last twelve months ended March 31, 2001:

                                                                       Community
                                                          Mean  Median First(1)
                                                          ----- ------ ---------
Price to last twelve months earnings..................... 15.2x 13.4x    12.9x
Price to book value......................................  196%  196%     189%
Price to tangible book value.............................  196%  197%     210%
Dividend yield...........................................  2.1%  2.1%     3.7%
Return on average assets................................. 1.23% 1.16%    1.43%
Return on average equity................................. 14.0% 14.7%    17.8%
Capital to assets ratio..................................  8.8%  8.2%     7.4%
Non-performing assets ratio.............................. 0.66% 0.43%    0.35%

--------
(1)  Community First earnings based on the last twelve months ended March 31,
     2001

   Trident reviewed and compared actual stock market data and actual and estimated selected financial information for BB&T with corresponding information for eight publicly traded regional banks with assets between $25 billion and $75 billion and a return on average assets greater than 1.0% and a return on average equity greater than 12.0%, (the "BB&T Peer Group"). The BB&T Peer Group is listed below:

       1.  Comerica Incorporated                 Detroit, Michigan
       2.  Fifth Third Bancorp                   Cincinnati, Ohio
       3.  Huntington Bancshares, Incorporated   Columbus, Ohio
       4.  Marshall & Ilsley Corporation         Milwaukee, Wisconsin
       5.  Mellon Financial Corporation          Pittsburgh, Pennsylvania
       6.  PNC Financial Services Group          Pittsburgh, Pennsylvania
       7.  Regions Financial Corporation         Birmingham, Alabama
       8.  SouthTrust Corporation                Birmingham, Alabama

   The following table below represents a summary analysis of the BB&T Peer Group based on market prices as of June 29, 2001 and the latest publicly available financial data as of or for the last twelve months ended March 31, 2001:

                                                                        BB&T
                                                        Mean  Median Corporation
                                                        ----- ------ -----------
Price to last twelve months earnings................... 18.3x 16.6x     16.6x
Price to book value....................................  304%  249%      298%
Price to tangible book value...........................  340%  288%      354%
Dividend yield.........................................  2.8%  2.5%      2.8%
Return on average assets............................... 1.46% 1.34%     1.57%
Return on average equity............................... 17.5% 15.8%     20.1%
Capital to assets ratio................................  8.8%  8.7%      8.1%
Non-performing assets ratio............................ 0.71% 0.66%     0.50%

   Comparable Transaction Analysis: Trident reviewed and compared actual information for groups of comparable recent (announced in preceding 12 months) transactions it deemed pertinent to an analysis of the merger. The implied acquisition price was compared to the median ratios of (i) price to last twelve months earnings, (ii) price to tangible book value, and (iii) core deposit premium for each of the following five pending and recently completed transaction comparable groups:

  . all bank acquisitions with the selling bank headquartered in Alabama, North Carolina, Georgia, South Carolina, Tennessee, Virginia and West Virginia ("Comparable Regional Deals");

  . all bank acquisitions with the selling bank having assets between $300 million and $500 million ("Comparable Asset Size");

  . all bank acquisitions with the selling bank having an equity to assets ratio between 7.0% and 8.0% ("Comparable Capitalization");

  . all bank acquisitions with the selling bank having a return on average equity between 1.30% and 1.40% ("Comparable Profitability");

  . nine recently announced transactions with multiple similar characteristics to Community First ("Guideline Companies").

   The following table represents a summary analysis of the comparable transactions analyzed by Trident based on the announced transaction values:

                                  Median Price                  Median Price
                                to Tangible Book Median Price   as a premium
                         Number      Value        to LTM EPS  to core deposits
                         ------ ---------------- ------------ ----------------
Comparable Regional
 Deals..................   30         183%          19.0x           11.3%
Comparable Asset Size...   15         202%          17.6x            9.8%
Comparable
 Capitalization.........   31         204%          17.7x           11.1%
Comparable
 Profitability..........   10         238%          15.9x           14.5%
Guideline Companies.....    9         172%          19.0x            8.4%
Community First(1)......              312%          19.2x           27.0%

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(1) Community First pricing data based on the closing price of BB&T common stock on July 6, 2001 of $36.11.

   Based on the above information, Trident concluded that this analysis showed an imputed reference range of $19.00 to $35.34 per share of Community First common stock.

   Contribution Analysis: Trident analyzed the contribution of each company to the pro forma combined company relative to the approximate ownership of the pro forma company. The analysis indicated that

Community First shareholders would hold approximately 0.8% of the pro forma diluted shares. Community First's approximate contributions are listed below by category:

                                                                     Community
                                                                       First
                                                                    Contribution
                                                                    ------------
Assets.............................................................     0.9%
Loans..............................................................     1.0%
Deposits...........................................................     1.1%
Equity.............................................................     0.9%
Last twelve month earnings.........................................     0.8%
2001 estimated earnings............................................     0.8%

   Accretion/Dilution Analysis: On the basis of financial projections and estimates of on-going cost savings accruing to the pro forma company provided to Trident by management, as well as estimated one-time costs related to the transaction, Trident compared pro forma per share equivalent earnings, book value and dividends to the stand-alone projections for Community First and BB&T.

   The accretion/dilution analysis demonstrated, among other things, that for each share of Community First common stock exchanged for a share of BB&T common stock the merger would result in:

  . 13% accretion to earnings per share for Community First shareholders in the first full year of combined operations, increasing over the 5 year period included in the analysis;

  . No accretion or dilution to earnings per share for BB&T shareholders in the first full year of combined operations, and accretion thereafter;

  . 13% higher cash dividends for Community First, assuming the Community First Board maintained its current dividend policy;

  .  no change in cash dividends for BB&T shareholders;

  .  7% dilution to book value per share for Community First shareholders;
     and

  .  No accretion or dilution to book value per share for BB&T shareholders.

   Discounted Earnings Analysis: Trident performed a discounted earnings analysis with regard to Community First on a stand alone basis. This analysis utilized a range of discount rates of 11.0% to 13.0% and a range of terminal earnings multiples of 11.0x to 14.0x. The analysis resulted in a range of present values of $27.25 per share to $35.00 per share for Community First. As indicated above, this analysis was based on estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Trident included the discounted earnings analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates, and terminal values.

   Other Analyses: Trident also reviewed certain other information including pro forma estimated balance sheet composition, pro forma financial performance and pro forma deposit market share.

   Based on the analyses described above and updated as Trident deemed necessary, Trident has given an opinion to the Community First Board that, as of the date of this proxy statement/prospectus the exchange ratio in the merger is fair from a financial point of view to you as holders of Community First common stock. The full text of Trident's opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Trident in rendering its fairness opinion.

   No company used as a comparison in the above analyses is identical to Community First, BB&T or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Community First, BB&T and the combined entity are being compared.

   In connection with the delivery of its opinion dated as of the date of this proxy statement/prospectus, Trident performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Trident did not perform any analyses in addition to those described above in updating the opinion.

   For its financial advisory services provided to Community First, Trident has been paid fees of $70,000 to date and will be paid an approximate fee of $1.1 million at the time of closing of the merger. In addition, Community First has agreed to reimburse Trident for all reasonable out-of-pocket expenses incurred by it on Community First's behalf, as well as indemnify Trident against certain liabilities, including any which may arise under the federal securities laws.

   Trident is a member of all principal securities exchanges in the United States and in the conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, Community First and/or BB&T. As a market maker Trident may also have purchased and sold the securities of Community First for Trident's own account and for the accounts of its customers. In the past, Trident has also provided certain investment banking services for Community First and has received customary compensation for such services.

Exchange Ratio

   Upon completion of the merger, each outstanding share of Community First common stock will be converted into the right to receive 0.98 shares of BB&T common stock, plus cash in lieu of any fractional share of BB&T common stock that would otherwise be issued.

   You should be aware that the market value of a share of BB&T common stock will fluctuate and that neither BB&T nor Community First can give you any assurance as to what the price of BB&T common stock will be when the merger becomes effective or when certificates for those shares are delivered following surrender and exchange of your certificates for shares of Community First stock. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends" on page .

   No fractional shares of BB&T common stock will be issued in the merger. If you would otherwise be entitled to a fractional share of BB&T common stock in the merger, you will be paid an amount in cash determined by multiplying the fractional part of the share of BB&T common stock by the closing price per share of BB&T common stock on the NYSE at 4:00 p.m., Eastern time, on the date that the merger becomes effective as reported on NYSEnet.com.

Exchange of Community First Stock Certificates

   When the merger becomes effective, without any action on the part of Community First or the Community First shareholders, shares of Community First common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, whole shares of BB&T common stock (and any declared and unpaid dividends on such shares) and cash instead of any fractional share interest. Promptly after the merger becomes effective, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your Community First stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the shares of BB&T common stock (and any declared and unpaid dividends on such shares) and cash, if any, to which you are entitled.

   You should not send in your stock certificates until you receive the letter of transmittal and instructions.

   After the merger becomes effective, and until surrendered as described above, each outstanding Community First stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration. With respect to any Community First stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to the shares represented by such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the merger becomes effective, Community First's transfer books will be closed and no transfer of the shares of Community First stock outstanding immediately before the time that the merger becomes effective will be made on BB&T's stock transfer books.

   If Community First declares a dividend on the Community First common stock as permitted by the merger agreement with a record date before the time the merger becomes effective, and that dividend has not been paid before the merger becomes effective, BB&T will pay the dividend to the former Community First shareholders.

   To the extent permitted by law, after the merger becomes effective, you will be entitled to vote at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of Community First stock are converted, regardless of whether you have exchanged your Community First stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the merger becomes effective, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your Community First stock certificate for exchange as described above. Upon surrender of your Community First stock certificate, the certificate representing the BB&T common stock into which your shares of Community First stock have been converted, together with cash in lieu of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

The Merger Agreement

 Effective Date and Time of the Merger

   The merger agreement provides that the closing of the merger will take place on a business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the completion of the merger, or a later date mutually acceptable to the parties. The merger will become effective at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the Secretary of State of Georgia. It is currently anticipated that the filing of the articles of merger will take place in [December] 2001, assuming all conditions to the respective obligations of BB&T and Community First to complete the merger have been satisfied.

 Conditions to the Merger

   The obligations of BB&T and Community First to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the time the merger becomes effective:

  . all corporate action necessary to authorize the performance of the merger agreement must have been duly and validly taken, including the approval of the shareholders of Community First of the merger agreement;

  . BB&T's registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, no proceedings may be pending or, to BB&T's knowledge, threatened by the Securities and Exchange Commission to suspend the effectiveness of the registration statement, and the BB&T common stock to be issued in the merger must either have been registered or exempt from registration under applicable state securities laws;

  . the parties must have received all regulatory approvals required in connection with the transactions contemplated by the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect;

  . neither BB&T nor Community First nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions provided in the merger agreement; and

  . Community First and BB&T must have received an opinion of BB&T's legal counsel, in form and substance satisfactory to Community First and BB&T, to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code and that the shareholders of Community First will not recognize any gain or loss to the extent that they exchange shares of Community First common stock for shares of BB&T common stock.

   The obligations of Community First to carry out the transactions in the merger agreement are subject to the satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by Community First:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance; and

  . Community First must have received certain closing certificates from BB&T and legal opinions from BB&T's counsel.

All representations and warranties of BB&T will be evaluated as of the date of the merger agreement and at the time the merger becomes effective as though made at the time the merger becomes effective (or, in the case of any representation and warranty that specifically relates to an earlier date, on the date designated), except as otherwise provided in the merger agreement or consented to in writing by Community First. The representations and warranties of BB&T concerning the following must be true and correct (except for inaccuracies which are de minimus in amount):

  .  its capitalization;

  . its and its subsidiaries' organization and authority to conduct business;

  .  its authorization of, and the binding nature of, the merger agreement;
     and

  . the absence of any conflict between the transactions in the merger agreement and BB&T's articles of incorporation or bylaws.

Moreover, there must not be inaccuracies in the representations and warranties of BB&T in the merger agreement that, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on BB&T and its subsidiaries taken as a whole.

   The obligations of BB&T to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would so materially adversely affect the business or economic benefits to BB&T of the transactions in the merger agreement as to render the consummation of such transactions inadvisable or unduly burdensome;

  . Community First must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

  . BB&T must have received agreements from certain affiliates of Community First concerning their shares of Community First common stock and the shares of BB&T common stock to be received by them; and

  . BB&T must have received certain closing certificates from Community First and legal opinions from Community First's counsel.

   All representations and warranties of Community First will be evaluated at the date of the merger agreement and at the time the merger becomes effective as though made at the time the merger becomes effective (or, in the case of any representation and warranty that specifically relates to an earlier date, on the date designated), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of Community First concerning the following must be true and correct (except for inaccuracies which are de minimis in amount):

  .  its capitalization;

  . its and its subsidiaries' organization and authority to conduct business;

  .  its ownership of its subsidiaries and other equity interests;

  .  its authorization of, and the binding nature of, the merger agreement;

  . the absence of conflict between the transactions in the merger agreement and Community First's articles of incorporation or bylaws;

  . its forbearance from taking any actions that would negatively affect the tax-free treatment of the merger or the receipt of necessary regulatory approvals;

  . the vote of a majority of the shares of Community First common stock issued and outstanding is legally sufficient to constitute adoption and approval of the merger by the Community First shareholders; and

  . actions taken to exempt the merger from any applicable anti-takeover laws.

Moreover, there must not be inaccuracies in the representations and warranties of Community First in the merger agreement that, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on Community First and its subsidiaries taken as a whole.

 Conduct of Community First's and BB&T's Businesses Before the Merger

   Except with the consent of BB&T, before the merger is effective neither Community First nor any of its subsidiaries may:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any dividend or make any distribution on its capital stock other than regularly scheduled quarterly dividends of $0.225 per share of Community First common stock payable in a manner consistent with past practices; provided that any dividend declared or payable on Community First common stock for the quarter in which the merger occurs may, unless otherwise agreed by BB&T and Community First, have a record date preceding the merger only if the record date for payment of the corresponding quarterly dividend to holders of BB&T common stock precedes the merger;

  . issue any shares of capital stock, except pursuant to stock options outstanding as of the date of the merger agreement or the stock option granted to BB&T in connection with the merger agreement;

  . issue, grant or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization;

  .  amend its articles of incorporation or bylaws;

  . impose or permit the imposition or existence of any lien, charge or encumbrance on any share of stock held by it in any Community First subsidiary or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

  . merge or consolidate with any other entity or acquire control over any other entity;

  . dispose of or acquire any material amount of assets, other than in the ordinary course of its business consistent with past practices;

  . fail to comply in any material respect with any legal requirements applicable to it and to the conduct of its business;

  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of compensatory stock options outstanding as of the date of the merger agreement), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to existing plans or arrangements;

  . enter into or substantially modify (except as may be required by law) any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other employees (other than renewals consistent with past practice);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any other business combination with Community First or any Community First subsidiary, or fail to notify BB&T immediately if any such inquiry or proposal is received, any such information is requested or required or any such discussions are sought (except that this would not apply to furnishing information to, or participating in negotiations or discussions with, an offeror following an unsolicited offer if Community First is advised in writing by legal counsel that, in its opinion, the failure to so furnish information or negotiate would likely constitute a breach of the fiduciary duty of Community First's Board of Directors to the Community First shareholders);

  . enter into (a) any material agreement or commitment other than in the ordinary course, (b) any agreement, indenture or other instrument other than in the ordinary course relating to the borrowing of money by Community First or a Community First subsidiary or guarantee by Community First or a Community First subsidiary of any obligation, (c) any agreement or commitment relating to the employment or severance of a consultant or the employment, severance or retention in office of any director, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset liability management policies in any material respect, except as required by applicable law, regulation or directives or as provided for in the merger agreement;

  . change its methods of accounting in effect at December 31, 2000, except as required by changes in accounting principles concurred in by BB&T (which may not unreasonably withhold its concurrence) or change any of its federal income tax reporting methods from those used in the preparation of its tax returns for the year ended December 31, 2000, except as required by changes in law;

  . incur any commitments for capital expenditures or obligations to make capital expenditures in excess of $25,000 for any one expenditure or $100,000 in the aggregate;

  . incur any new indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or the Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

  . take any action that would or could reasonably be expected to (a) cause the merger not to constitute a tax-free reorganization as determined by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied; or

  .  agree to do any of the foregoing.

   In addition, Community First has agreed:

  . to take such actions as may be reasonably necessary to modify the structure of the merger, as long as the modification does not reduce the consideration to be received by Community First shareholders, abrogate the covenants contained in the merger agreement or substantially delay the completion of the merger;

  . to cooperate with BB&T in certain respects concerning accounting and financial matters necessary to facilitate the merger, including issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices;

  . to keep BB&T advised of all material developments relevant to its business prior to completion of the merger; and

  .  to provide BB&T access to Community First's books and records.

   Except with the consent of Community First, not to be arbitrarily withheld or delayed, before the merger is effective, neither BB&T nor any of its subsidiaries may take any action that would or might be expected to:

  .  cause the merger not to constitute a tax-free reorganization;

  . result in any inaccuracy of a representation or warranty that would allow termination of the merger agreement;

  . cause any of the conditions precedent to the transactions contemplated in the merger agreement to fail to be satisfied;

  . exercise the stock option granted to BB&T by Community First in conjunction with the merger agreement other than in accordance with its terms, or dispose of the shares of Community First common stock that it acquires upon exercise of the option other than in accordance with the terms of the option; or

  . fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

BB&T has also agreed to keep Community First advised of all material developments relevant to its business before the completion of the merger.

 Waiver; Amendment; Termination; Expenses

   Except with respect to any required regulatory approval, BB&T or Community First may at any time (whether before or after approval of the merger agreement by the Community First shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or (c) the performance by the other party of any of its obligations set out in the merger agreement. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce either the exchange ratio or the payment terms for fractional interests to be provided to holders of Community First common stock upon completion of the merger may be made after the Community First shareholders approve the merger agreement.

   If any condition to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a material condition to Community First's obligations, Community First will, if it determines it appropriate under the circumstances, resolicit shareholder approval of the merger agreement and provide appropriate information concerning the obligation that has not been satisfied.

   The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the merger becomes effective, by the mutual consent in writing of BB&T and Community First;

  . at any time before the merger becomes effective, by either party: (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement; or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable standard in the merger agreement (see "--Conditions to the Merger"); and, in either case, if the breach or inaccuracy has not been cured by the earlier of 30 days following notice of the breach or inaccuracy to the party committing it or the time that the merger becomes effective;

  . at any time before the merger becomes effective, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions contemplated by the merger agreement cannot be satisfied or fulfilled before the time the merger becomes effective, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied and the time period for appeals and requests for reconsideration has run;

  . at any time, by either party in writing, if the shareholders of Community First do not approve the merger agreement by the required vote; or

  . at any time following March 31, 2002 by either party in writing, if the merger has not yet become effective and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings.

   If the merger agreement is terminated pursuant to any of the provisions described above, the merger agreement will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

   Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and Securities and Exchange Commission filing fees incurred in connection with the registration statement and this proxy statement/prospectus will be paid 50% by BB&T and 50% by Community First.

Interests of Community First's Directors and Officers in the Merger

   Some members of Community First's management and the Community First Board have interests in the merger that are in addition to or different from their interests as Community First shareholders. The Community First Board was aware of these interests and considered them in approving the merger agreement and the merger.

 Employment Agreements

   In connection with the merger, Branch Banking and Trust Company ("Branch Bank") has entered into employment agreements with each of Gary D. Dorminey, Community First's President and Chief Executive Officer, and Lane Poston, Community First's Chief Operating Officer. In addition, Branch Bank has agreed to adopt the employment agreements of C. Lynn Gable, Community First's Chief Financial Officer, and Anyce Fox, Community First's Management Services Officer. The employment agreements and the adoption of employment agreements will become effective only when the merger is effective.

   The employment agreements with Messrs. Dorminey and Poston have entered into with Branch Bank supersede their current employment agreements with Community First. The employment agreements with Messrs. Dorminey and Poston with Branch Bank provide that:

  . each employee will be a Senior Vice President of Branch Bank and will receive an annual base salary of $281,700 in the case of Mr. Dorminey and $244,600 in the case of Mr. Poston, payable in accordance with the payroll practices of Branch Bank applicable to officers; and

  . the employment term will begin when the merger is completed and will terminate on: (A) in the case of Mr. Dorminey, the earlier of: (1) the 61st day after conversion of the data services systems of Community First to the data services systems of BB&T; and (2) eighteen months after the merger is effective; and (B) in the case of Mr. Poston, July 13, 2004. At the conclusion of the employment term, the employee will become an independent consultant for the period beginning at the end of the employment term and ending five years after the merger is effective.

   The employment agreements with Messrs. Dorminey and Poston each provide that Branch Bank will transfer to the employee one share in Sunset Hill Country Club, at no cost, and the automobile provided to employee by Community First at the time the merger is effective, at a purchase price determined in accordance with BB&T's standard policy. Each agreement also provides that the employee will be entitled to no less than five weeks of vacation per year. The employment agreements further provide that the employee will receive, on the same basis as other similarly situated officers of Branch Bank, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers, such benefits will begin on a date determined by Branch Bank, which will be no later than January 1 following the date when the last Community First bank subsidiary is merged into BB&T or one of its subsidiaries. Community First plans that provide benefits of the same type or class as a corresponding BB&T plan will continue in effect for the employees until the employees become eligible to become a participant in the corresponding BB&T plan. Except as described below, the employees will not be eligible to participate in or earn benefits under any of these employee pension and welfare benefit plans or programs during the consulting period.

   The employment agreements for Messrs. Dorminey and Poston provide that, at the end of the employment period the employee will relinquish his responsibilities as Senior Vice President of Branch Bank and become an independent consultant to Branch Bank. As an independent consultant, the employee will render services as an independent contractor (and not as an employee) in the nature of customer and community relations, business development, employee relations and general advice and assistance relating to Branch Bank's customers and employees and to the growth and development in the Carrollton, Georgia area of the business of Branch Bank. These services will be rendered at times and on a schedule determined by the employee, and reasonably convenient to both Branch Bank and the employee. The employee will not be required to maintain records of hours worked or to work in accordance with any fixed schedule during the period that he is a consultant.

   During the consulting period, the employment agreements with Messrs. Dorminey and Poston will in each case continue in full force and effect in accordance with their terms, except that the employee will not be entitled during the consulting period to receive base salary or employee benefits on the same basis as he would as an employee of Branch Bank. Instead, he will receive during the consulting period:

  . in consideration of covenants not to compete made in the employment agreements, and as compensation for consulting services, an annual amount equal to the employee's base salary rate in effect immediately preceding the consulting period, payable in substantially equal monthly installments; and

  . health insurance and life insurance benefits comparable to the group employee benefits which Branch Bank may from time to time extend to its officers, at a cost to employee no greater than the cost to such officers, payments during the consulting period (and with each monthly installment of compensation) having a present value (as determined in good faith by BB&T) economically equivalent to benefits that he would have otherwise earned under Branch Bank's defined benefit pension plan and 401(k) plan (both qualified and nonqualified) had he been a participant in such plans during the consulting period, and disability benefits as provided during the employment term (or benefits economically equivalent to such disability benefits).

   If the employee's service as an employee is terminated during the employment period by Branch Bank for any reason other than Just Cause (as that term is defined in the Employment Agreement) or disability, the employee will receive payments he would have received during the consulting period subject to the condition that he comply with certain covenants not to compete contained in the Agreement. If the employee's service as an employee is terminated during the employment period for Just Cause or if employee voluntarily terminates his employment, the consulting period will not begin and the employee will not be entitled to receive the compensation described in this paragraph. In the event the employee breaches the noncompetition covenants, or if he fails or refuses to render consulting services as requested by Branch Bank and does not remedy the failure within 20 days' notice, the payments described above will cease. If the employee terminates his consulting services during the consulting period on account of a breach of the employment agreement by Branch Bank which is not remedied within 30 days' notice, the employee shall nevertheless be entitled to receive the payments and benefits described above for the remainder of the consulting period, subject to his continuing compliance with the noncompetition covenants.

   The employment agreements with Mr. Dorminey and Mr. Poston provide that, if Branch Bank terminates the employee's employment other than because of disability or for Just Cause, and if the employee complies with the noncompetition provisions, he will be entitled to receive his base salary until the end of the original employment term as "Termination Compensation". In addition, during the period payments of Termination Compensation are made, the employee will: (1) continue to receive health, retirement and other group employee benefits from Branch Bank for which officers of Branch Bank generally are eligible on the same terms as were in effect before the termination, either under Branch Bank's plans or comparable coverage; and (2) receive payments (with each installment of Termination Compensation) having a present value (as determined in good faith by BB&T) economically equivalent to benefits that he would have otherwise earned under Branch Bank's defined benefit pension plan and 401(k) plan (both qualified and nonqualified) had he been a participant in such plans during that period.

   Each employment agreement further provides that, in the event of a "Change of Control" (as defined below) of Branch Bank or BB&T, the employee may voluntarily terminate employment for "Good Reason" (as defined below) until twelve months after the Change of Control and (a) will be entitled to receive in a lump sum (1) any compensation due but not yet paid through the date of termination and (2) in lieu of any further salary payments from the date of termination to the end of the employment period, an amount equal to his Termination Compensation times 2.99, and (b) will continue for the remainder of the employment period to receive health insurance coverage and other group employee welfare benefits for which officers of Branch Bank generally are eligible, or comparable plans or coverage, on the same terms as were in effect either (1) at the date of termination or (2) if such plans and programs in effect before the Change of Control were, considered together as a whole, materially more generous to the officers of Branch Bank, at the date of the Change of Control.

   "Good Reason" means any of the following events occurring without the written consent of the employee in question:

  . the assignment to him of duties inconsistent with the position and status of the offices and positions held with Branch Bank immediately before the Change of Control;

  . a reduction in his base salary as then in effect, or his exclusion from participation in benefit plans in which he participated immediately before the Change of Control;

  . an involuntary relocation of him more than 30 miles from the location where he worked immediately before the Change of Control, or Branch Bank's breach of any material provision of the employment agreement; or

  . any purported termination of his employment by Branch Bank not effected in accordance with the employment agreement.

   A "Change of Control" would be deemed to occur if:

  . any person or group of persons (as defined in the Securities Exchange Act of 1934) together with its affiliates, excluding employee benefit plans of Branch Bank or BB&T, is or becomes the beneficial owner of securities of Branch Bank or BB&T representing 20% or more of the combined voting power of Branch Bank's or BB&T's then outstanding securities;

  . as a result of a tender offer or exchange offer for the purchase of securities of Branch Bank or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board;

  . the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity, regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately beforehand continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation;

  . the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; or

  . any other event occurs that the BB&T Board determines should constitute a Change of Control.

   If any of the payments to be made under either of the employment agreements would constitute a "parachute payment," as defined in Section 280G of the Internal Revenue Code, the payments would be reduced by the smallest amount necessary so that no portion of the payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceeds three times the "base amount," which is generally defined as an individual's annualized includable compensation for the "base period," which is generally the most recent five taxable years ending before the date of the change in control. Sections 280G and 4999 of the Internal Revenue Code generally provide that if "parachute payments" are paid to an individual, everything above the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.

   Branch Bank has entered into adoption of employment agreements with C. Lynn Gable and Anyce Fox pursuant to which Branch Bank has agreed to adopt the existing employment agreements between Community First and the respective individuals effective upon completion of the merger. Under the respective adopted employment agreements, Mr. Gable and Ms. Fox will continue to receive salary and benefits in accordance with their existing contracts as in effect prior to the merger. The adopted employment agreements provide for a term that automatically renews each day so that the terms of the respective agreements remain a three-year term; however, the automatic renewal may be terminated by either Branch Bank or the employee by giving written notice to the other, in which event the term will end on the third anniversary of the thirtieth day following the date written notice is received. In addition, the employment agreements may be terminated by the respective employees within 30 days following the earlier of: (i) 18 months following the date the merger is effective; or (ii) the 60th day following the conversion of the data services systems of Community First to the data services systems of Branch Bank. If the employee terminates employment pursuant to this provision, the employee will be entitled to receive monthly for the remaining term of the employment agreement the greater of the employee's then current monthly base salary, or the monthly average of base salary and incentive bonus with respect to the most recent three consecutive twelve-month periods during which the employee was employed immediately prior to the effective date of the merger that produced the highest average. In addition, pursuant to the adoption of employment agreement for Ms. Fox, Branch Bank has agreed to include Ms. Fox as a participant in Branch Bank's group health plan prior to the earlier of the dates described in (i) and
(ii) above.

 Advisory Boards

   After the merger becomes effective, Branch Bank will offer to Gary D. Dorminey a seat on the Branch Bank Advisory Board for the State of Georgia. Members of the Branch Bank Advisory Board for the State of Georgia receive a fee for each meeting attended, except that none of these fees are paid to any member who is also an employee of Branch Bank or of an affiliate of Branch Bank. After the merger becomes effective, Branch Bank will establish an advisory board for the Carrollton, Georgia area and the members of the Community First board of directors will be offered the opportunity to serve on that advisory board. Membership of any person on any advisory board is conditional upon Branch Bank's receipt of a noncompetition agreement from such person.

   For two years after the merger becomes effective, no advisory board member will be prohibited from serving because he or she has reached the maximum age for service (currently age 70).

   For two years after the merger becomes effective, these new advisory board members will receive fees equal in amount to the annual retainer and schedule of attendance fees for directors of Community First in effect on June 1, 2001. Thereafter, if they continue to serve they will receive fees in accordance with Branch Bank's standard schedule of advisory board service fees as in effect from time to time.

 Indemnification of Directors and Officers

   The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the merger becomes effective directors' and officers' liability insurance covering directors and officers of Community First for acts or omissions occurring before the merger becomes effective. This insurance will provide at least the same coverage and amounts as contained in Community First's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 150% of the annual premium payments on Community First's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to that amount. BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of Community First or a Community First subsidiary before the merger becomes effective from any acts or omissions in such capacities before the merger becomes effective to the extent such indemnification is provided under the articles of incorporation or bylaws of Community First and permitted under the North Carolina Business Corporation Act.

Material Federal Income Tax Consequences of the Merger

   The following is a summary of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of Community First and to BB&T and Community First. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to:

  . corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations;

  . persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts);

  . persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger);

  . persons who acquired Community First stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment;

  .  persons who do not hold their shares as capital assets; or

  . persons who hold their shares as part of a "straddle" or "conversion transaction."

No ruling has been or will be requested from the Internal Revenue Service with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each Community First shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

   Tax Consequences of the Merger Generally. In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:

  . the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

  . each of BB&T and Community First will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

  . no gain or loss will be recognized by BB&T or Community First by reason of the merger;

  . the shareholders of Community First will recognize no gain or loss for federal income tax purposes to the extent BB&T common stock is received in the merger in exchange for Community First common stock;

  . a shareholder of Community First who receives cash in lieu of a fractional share of BB&T common stock will recognize gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share;

  . the tax basis in the BB&T common stock received by a shareholder (including any fractional share interest deemed received) will be the same as the tax basis in the Community First common stock surrendered in exchange; and

  . the holding period for BB&T common stock received (including any fractional share interest deemed received) in exchange for shares of Community First common stock will include the period during which the shareholder held the shares of Community First common stock surrendered in exchange, provided that the Community First common stock was held as a capital asset at the time the merger becomes effective.

   The completion of the merger is conditioned upon the receipt by BB&T and Community First of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the date the merger is completed, to the effect of the first and fourth bulleted items described above. Neither party intends to waive this condition. If the tax opinion is not available and the Community First Board determines to proceed with the merger, Community First will resolicit its shareholders.

   Cash Received in Lieu of a Fractional Share of BB&T Common Stock. A shareholder of Community First who receives cash in lieu of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Internal Revenue Code. As a result, a Community First shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

   Backup Withholding and Information Reporting. The payment of cash in lieu of a fractional share of BB&T common stock to a holder surrendering shares of Community First stock will be subject to information reporting and backup withholding at a rate of 30.5% (decreasing to 30% beginning January 1, 2002) of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Regulatory Considerations

   Financial holding companies (such as BB&T) and their depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Financial holding companies that own one or more commercial banks are considered bank holding companies under state and federal law for certain transactions, including the merger. Detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Form 10-K of BB&T and of Community First which are incorporated by reference in this proxy statement/prospectus. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies. See "Where You Can Find More Information" on page .

   The merger and the subsidiary mergers are subject to regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

 The Merger

   The merger is subject to approval by the Federal Reserve under the Bank Holding Company Act. In considering the approval of the merger, this Act requires the Federal Reserve to review the financial and managerial resources and future prospects of BB&T and Community First and their respective subsidiary banks, and the convenience and needs of the communities to be served. The Federal Reserve is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade. If the Federal Reserve determines that there are anti-competitive consequences to the merger, it will not approve the transaction unless it finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

   Where a transaction, such as the merger, is the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the Act authorizes the Federal Reserve to approve the transaction without regard to whether such transaction is prohibited under state law, as long as the bank holding company is adequately capitalized and adequately managed and certain other limitations are not exceeded. BB&T is considered well-capitalized and well-managed under the Federal Reserve's Regulation Y, and the transaction does not exceed the other limitations.

   The Federal Reserve also must review the nonbanking activities being acquired in the merger (such as operating a consumer finance company, certain insurance agency activities, and securities brokerage services) to determine whether the acquisition of such activities reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration also includes an evaluation by the Federal Reserve of the financial and managerial resources of BB&T and its subsidiaries and the nonbank subsidiaries of Community First, and the effect of the proposed transaction on those resources, as well as whether the merger would result in a monopoly or otherwise would substantially lessen competition.

   BB&T also must obtain the prior approval of the merger from the Georgia Department of Banking and Finance under the bank holding company act provisions of the Official Code of Georgia. In evaluating the transaction, the Georgia Department will consider the effect of the transaction upon competition, the convenience and needs of the community to be served, the financial history of BB&T and Community First, the condition of BB&T and Community First, including capital, management and earnings prospects, the existence of insider transactions, the adequacy of disclosure of the terms of the acquisition and the equitable treatment of minority shareholders of the bank to be acquired.

   BB&T also is required to provide notice to the Virginia Bureau of Financial Institutions under the bank holding company act provisions of the Virginia Code, which permit an out-of-state bank holding company that controls a Virginia bank, such as BB&T, to acquire a bank outside of Virginia, such as Community First Bank, if the Bureau approves the transaction. The Bureau is required to approve the transaction if it determines that the transaction would not be detrimental to the safety and soundness of the Virginia bank.

   BB&T has filed the required applications and notices with the Federal Reserve and the appropriate state banking regulators of Georgia and Virginia. Although BB&T does not know of any reason why it will not obtain approval from these regulators in a timely manner, BB&T cannot be certain when it will obtain them or that it will obtain them at all.

 The Subsidiary Bank Merger

   Although not required by the terms of the merger agreement or the plan of merger, BB&T expects to effect the subsidiary bank merger during the quarter of 2002. The subsidiary bank merger is subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act for the merger of affiliated institutions, the FDIC must consider the financial and managerial resources and future prospects of the merging banks and the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the subsidiary bank merger and an opportunity for the public to comment on the applications in writing and to request a hearing.

   The North Carolina Commissioner of Banks ("N.C. Commissioner") also must approve the subsidiary bank merger under the bank merger act provisions of the North Carolina General Statutes. In its review of the subsidiary bank merger, the N.C. Commissioner is required to consider whether the interests of the depositors, creditors and shareholders of each institution are protected, whether the merger is in the public interest and whether the merger is for legitimate purposes.

   Branch Bank also is required under applicable Georgia law to provide prior notice of the subsidiary bank merger to the Georgia state bank regulators.

   Branch Bank expects to file these required applications and notices closer to the expected consummation date of the subsidiary bank merger.

Accounting Treatment

   It is anticipated that BB&T will account for the merger using the purchase method of accounting. Under this accounting method, BB&T would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is completed. Any excess of the cost of Community First over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. BB&T's reported income would include the operations of Community First after the acquisition, based on the cost of the transaction. Financial statements of BB&T issued after completion of the merger would reflect the impact of Community First. Financial statements of BB&T issued before completion of the merger would not be restated retroactively to reflect Community First's historical financial position or results of operations. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method of accounting. See "Summary--Comparative Per Share Date" on page .

Option Agreement

 General

   As a condition to BB&T entering into the merger agreement, Community First granted BB&T an option to purchase up to 650,000 shares of Community First common stock (subject to adjustment in certain circumstances) at a price of $29.00 per share (also subject to adjustment under certain circumstances). The purchase of any shares of Community First common stock pursuant to the option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, and to BB&T's compliance with its covenants in the merger agreement.

   The option agreement may have the effect of discouraging persons who, before the merger becomes effective, might be interested in acquiring all of, or a significant interest in, Community First from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to shareholders of Community First with a higher current market price than the BB&T common stock to be received for Community First common stock pursuant to the merger agreement. Consequently, the option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms set forth in the merger agreement.

   The option agreement is filed as an exhibit to the registration statement, of which this proxy statement/prospectus is a part, and the following discussion is qualified in its entirety by reference to the option agreement.
See "Where You Can Find More Information" on page    .

 Exercisability

   If BB&T is not in material breach of the option agreement or its covenants and agreements contained in the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, BB&T may generally exercise the option, in whole or in part, at any time and from time to time before its termination, as described below, following the happening of either of the following events (each a "Purchase Event"):

  . without BB&T's consent, Community First authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (a) a merger, consolidation or similar transaction involving Community First or any of its significant subsidiaries, (b) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of Community First and its subsidiaries or (c) the issuance, sale or other disposition of securities representing 15% or more of the voting power of Community First or any of its significant subsidiaries; or

  . any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 15% or more of the outstanding shares of Community First common stock.

   The obligation of Community First to issue shares of Community First common stock upon exercise of the option will be deferred (but will not terminate) (a) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or (b) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.

 Termination

   The option will terminate upon the earliest to occur of the following events: (a) the time the merger becomes effective; (b) the termination of the merger agreement before the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by Community First of a covenant or agreement in the merger agreement or an inaccuracy in Community First's representations or warranties in the merger agreement of a nature entitling BB&T to terminate (a "Default Termination"); (c) 12 months after a Default Termination; (d) 12 months after termination of the merger agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) 12 months after a termination of the merger agreement based on the failure of the shareholders of Community First to approve the merger agreement.

   A "Preliminary Purchase Event" is defined as either of the following:

  . the commencement by any third party of a tender or exchange offer such that it would thereafter own 15% or more of the outstanding shares of Community First common stock or the filing of a registration statement with respect to such an offer; or

  . the failure of the shareholders of Community First to approve the merger agreement, the failure of Community First to hold the meeting, the cancellation of the meeting before the termination of the merger agreement or the Community First Board having withdrawn or modified in any manner adverse to BB&T its recommendations with respect to the merger agreement, in any case after a third party: (a) proposes to engage in an Acquisition Transaction, (b) commences a tender offer or files a registration statement under the Securities Act of 1933 with respect to an exchange offer such that it would thereafter own 15% or more of the outstanding shares of Community First common stock or (c) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

To the knowledge of BB&T and Community First, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this proxy statement/prospectus.

 Adjustments

   The option agreement provides for certain adjustments in the option in the event of any change in Community First common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or in the event of the issuance of any additional shares of Community First common stock before termination of the option.

 Repurchase Rights

   At the request of the holder of the option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), Community First must, if the option has not terminated, and subject to any required regulatory approval, repurchase from the holder (a) the option and (b) all shares of Community First common stock purchased by the holder pursuant to the option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

  . the aggregate purchase price paid by the holder for any shares of Community First common stock acquired pursuant to the option with respect to which the holder then has beneficial ownership, plus

  . the excess, if any, of (a) the Applicable Price (as defined in the option agreement) for each share of Community First common stock over the purchase price, multiplied by (b) the number of shares of Community First common stock with respect to which the option has not been exercised, plus

  . the product of (a) the excess, if any, of the Applicable Price over the purchase price paid (or payable in the case of the exercise of the option for which the closing date has not occurred) by the holder for each share of Community First common stock with respect to which the option has been exercised and with respect to which the holder then has beneficial ownership (or the right to beneficial ownership if the option is exercised but the closing date has not occurred) multiplied by (b) the number of such shares.

   A "Repurchase Event" occurs if: (a) any third party or "group" (as defined under the Securities Exchange Act of 1934) acquires beneficial ownership of 50% or more of the then outstanding shares of Community First common stock, or (b) any of the merger or other business combination transactions set forth in the paragraph below describing substitute options is completed.

 Substitute Options

   If, before the termination of the option agreement, Community First enters into an agreement:

  . to consolidate with or merge into any third party and Community First will not be the continuing or surviving corporation of the consolidation or merger;

  . to permit any third party to merge into Community First with Community First as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of Community First common stock are changed into or exchanged for stock or other securities of Community First or any other person or cash or any other property, or the outstanding shares of Community First common stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

  . to permit any third party to acquire all of the outstanding shares of Community First common stock pursuant to a statutory share exchange; or

  . to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the option will be converted or exchanged for an option to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of Community First's assets or
(y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the substitute option and the exercise price per share will be determined in accordance with a formula in the option agreement. To the extent possible, the substitute option will contain terms and conditions that are the same as those in the option agreement.

 Registration Rights

   The option agreement grants to BB&T and any permitted transferee of the option certain rights to require Community First to prepare and file a registration statement under the Securities Act of 1933 for a period of 24 months following termination of the merger agreement if registration is necessary in order to permit the sale or other disposition of any or all shares of Community First common stock or other securities that have been acquired by or are issuable upon exercise of the option.

Effect on Employee Benefit Plans and Stock Options

 Employee Benefit Plans

   As of a date (the "benefit plan date") determined by BB&T, to be not later than the first day following the calendar year during which the last of Community First's bank subsidiaries is merged into BB&T or one of its subsidiaries, BB&T will cause Community First's 401(k) plan either to be merged with BB&T's 401(k) plan or to be terminated, subject to receipt of applicable regulatory approvals. Each employee of Community First at the time the merger becomes effective who: (a) becomes an employee of BB&T or a BB&T subsidiary (a "BB&T employer") at the time the merger becomes effective, and (b) continues in the employment of a BB&T employer until the benefit plan date, will be eligible to participate in BB&T's 401(k) plan (subject to complying with eligibility requirements). All rights to participate in BB&T's 401(k) plan are subject to BB&T's right to amend or terminate the plan. BB&T will maintain Community First's 401(k) plan for the benefit of participating employees until the benefit plan date. In administering BB&T's 401(k) plan, service with Community First and its subsidiaries will be deemed service with BB&T for participation and vesting purposes, but not for benefit accrual purposes.

   Each employee of Community First or a Community First subsidiary at the time the merger becomes effective who becomes an employee of a BB&T employer immediately after the merger becomes effective (a "transferred employee") will be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer, subject to the terms of the plans and programs, as of the benefit plan date with respect to each such plan or program, conditional upon the transferred employee's being employed by the BB&T employer as of the benefit plan date. BB&T has agreed not to amend any such group plan effective prior to the benefit plan date to provide for an eligibility waiting period applicable to any transferred employee which would exceed the eligibility waiting period under the corresponding plan of Community First as in effect on July 9, 2001. With respect to any benefit plan or program of Community First that a BB&T employer determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the BB&T employer, the BB&T employer will continue the Community First plan or program in effect for the benefit of the transferred employees until they become eligible to participate in the corresponding plan or program maintained by the BB&T employer (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the BB&T employer to terminate the plan or program). If the first plan year of participation in any group health plan of a BB&T employer by a transferred employee is a partial year, the BB&T employer will give such transferred employee and his or her dependents credit toward deductible and out-of-pocket limitations for and eligible expenses incurred by such persons under the Community First group health plan during that portion of that plan year that precedes entry into the group health plans of the BB&T employer. For purposes of administering these plans and programs, service with Community First will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable) in such plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service.

   Each transferred employee who is terminated by a BB&T employer after the merger becomes effective, excluding any employee who has an existing employment or special termination agreement which has been disclosed to BB&T pursuant to the merger agreement, will be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that the employee is entitled to severance pay under that policy. Such an employee's service with Community First or a Community First subsidiary will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

   BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements that Community First and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any agreements are superseded or terminated when the merger becomes effective or thereafter. Except for these agreements and except as otherwise described in the merger agreement, all other employee benefit plans of Community First will be terminated or merged into comparable plans of BB&T, as BB&T may determine in its sole discretion.

   Community First has agreed that, before the time the merger becomes effective, it will terminate the Community First Banking Company Employee Stock Ownership Plan and the Employee Stock Ownership Plan of Douglas Federal Bank, repay any outstanding indebtedness of the plans and allocate shares of Community First common stock to the participants in the plans in accordance with their terms. No purchase will be made of shares of Community First common stock after the date of the merger agreement under the plans.

   Effective on the benefit plan date with respect to the defined benefit pension plan of Community First (the "Community First Pension Plan"), BB&T will cause the plan to be merged with the defined benefit pension plan maintained by BB&T and the subsidiaries of BB&T, or to be terminated, in either case as determined by BB&T and subject to compliance with applicable Community First Pension Plan documents and to the receipt of all applicable regulatory or governmental approvals. The accrued benefits under the Community First Pension Plan will be the sole accrued benefits of transferred employees with respect to service with Community First prior to the merger. In applying the BB&T pension plan following the merger, service with Community First and the subsidiaries of Community First shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual.

 Stock Options

   At the time the merger becomes effective, each then outstanding stock option granted under Community First's various stock option plans will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options as described below, BB&T will assume each of these stock options in accordance with the terms of the applicable Community First plan, except that:
(a) BB&T and the compensation committee
of the BB&T Board will be substituted for Community First and its committee with respect to administering the plan; (b) each stock option may be exercised solely for shares of BB&T common stock; (c) the number of shares of BB&T common stock subject to each stock option will be the number of whole shares (omitting any fractional share) determined by multiplying the number of shares of Community First common stock subject to the stock option by the exchange ratio in the merger and (d) the per share exercise price for each stock option will be adjusted by dividing the per share exercise price for the stock option by the exchange ratio in the merger and rounding up to the nearest cent.

   As an alternative to assuming the stock options, BB&T may choose to substitute options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other comparable plan for all or a part of the Community First stock options, subject to the adjustments described in (c) and (d) in the preceding paragraph and the conditions that such substitution will not constitute a modification, extension or renewal of any such stock options which are incentive stock options, and that the substituted options continue in effect on the same terms and conditions provided in Community First's stock option plans and the stock option agreements relating to the options.

   BB&T will deliver to each participant in the stock option plan who receives converted or substitute options an appropriate notice setting forth the participant's rights with respect to the converted or substitute options.

   Each stock option that is an incentive stock option will be adjusted as required by Section 424 of the Internal Revenue Code to continue as an incentive stock option and not to constitute a modification, extension or renewal within the meaning of Section 424(h) of the Internal Revenue Code.

   BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. As soon as practicable after the effective time of the merger, if it has not already done so, BB&T will file a registration statement under the Securities Act of 1933 with respect to the shares of BB&T common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the related prospectus or prospectuses) for so long as the converted or substitute options remain outstanding.

   Based on stock options outstanding as of the date of the merger agreement and subsequent exercises, options to purchase an aggregate of approximately [497,260] shares of Community First common stock may be outstanding at the effective time of the merger. Any shares of Community First common stock issued pursuant to the exercise of stock options under the stock option plans before the effective time of the merger will be converted into shares of BB&T common stock and cash instead of any fractional share interest in the same manner as other outstanding shares of Community First common stock.

   Eligibility to receive stock option grants after the effective time of the merger will be determined by BB&T in accordance with its plans and procedures and subject to any contractual obligations.

Restrictions on Resales by Affiliates

   The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except any shares received by any shareholder deemed to be an "affiliate" of Community First at the effective time of the merger for purposes of Rule 145 under the Securities Act. Affiliates of Community First may sell their shares of BB&T common stock acquired in the merger only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Persons who may be deemed affiliates of Community First generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Community First and include directors and certain executive officers of Community First. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

   Community First has agreed to use its best efforts to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that he or she will not offer to sell, transfer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with the restrictions described in the preceding paragraph.

No Appraisal or Dissenters' Rights

   Under Georgia law, Community First shareholders will not be entitled to dissent from the merger and to demand a statutory appraisal of the fair value of their shares of Community First common stock. Holders of Community First common stock are not entitled to dissent and appraisal rights because, as of the record date, shares of Community First common stock were listed on The Nasdaq National Market and the shares of BB&T common stock will be listed on the New York Stock Exchange.

                             INFORMATION ABOUT BB&T

General

   BB&T is a financial services holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland, Washington D.C., Georgia, West Virginia, Kentucky, Alabama and Tennessee primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland, Washington D.C., West Virginia, Georgia, Kentucky, Alabama and Tennessee. BB&T's principal commercial bank subsidiaries are Branch Banking and Trust Company ("Branch Bank"), Branch Banking and Trust Company of South Carolina ("Branch Bank-SC") and Branch Banking and Trust Company of Virginia ("Branch Bank-VA"), excluding bank subsidiaries of recently acquired bank holding companies that are expected to be merged into one of BB&T's subsidiaries. The principal assets of BB&T are all of the issued and outstanding shares of common stock of Branch Bank, Branch Bank-SC and Branch Bank-VA.

Operating Subsidiaries

   Branch Bank, BB&T's largest subsidiary, is the oldest bank in North Carolina
and currently operates through   banking offices throughout North Carolina,
offices in metropolitan Washington, D.C. and Maryland,   offices in Georgia and
Alabama, offices in Tennessee and   offices in West Virginia and Kentucky.
Branch Bank provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. Operating subsidiaries of Branch Bank include: Raleigh, North Carolina-based BB&T Insurance Services, Inc., which offers life, property and casualty and title insurance on an agency basis; Florence, South Carolina-based Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas; Charlotte, North Carolina-based BB&T Leasing Corporation, which offers lease financing to commercial businesses and municipal governments; and Charlotte, North Carolina-based BB&T Investment Services, Inc., which offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds.

   Branch Bank-SC serves South Carolina through   banking offices. Branch Bank-
SC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments and individuals.

   Branch Bank-VA offers a full range of commercial and retail banking services
through   banking offices throughout Virginia.

   Scott & Stringfellow, Inc. provides services in retail brokerage, institutional equity and debt underwriting, investment advice, corporate finance, equity trading, equity research and in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets.

   BB&T also has a number of other operating subsidiaries. Regional Acceptance Corporation specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles. BB&T Factors Corporation buys and manages account receivables primarily in the furniture, textile and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

Acquisitions

   BB&T's profitability and market share have been enhanced through internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

   On December 27, 2000, BB&T acquired BankFirst Corporation in a tax-free transaction accounted for as a purchase. In the transaction, BankFirst Corporation shareholders received 0.4554 shares of BB&T common stock for each share of BankFirst Corporation common stock and 1.406 shares of BB&T common stock for each share of BankFirst Corporation preferred stock. BankFirst Corporation, with $848.8 million in assets, operated 32 offices in Knox, Sevier, Blount, Loudon, McMinn and Jefferson Counties of Tennessee through its banking subsidiaries. The acquisition gave BB&T its first entry into Tennessee and expanded its presence along Interstate 75 and Interstate 81. BankFirst and First National Bank and Trust Company, subsidiary banks of BB&T (as the successor to BankFirst Corporation ), were merged into Branch Bank during July 2001.

   On January 8, 2001, BB&T acquired FCNB Corp of Frederick, Maryland in a tax-free transaction accounted for as a pooling of interests. In the transaction, FCNB shareholders received 0.725 shares of BB&T common stock for each share of FCNB common stock. FCNB, with $1.6 billion in assets, operated 34 banking offices, primarily in Frederick and Montgomery counties of central Maryland, through its banking subsidiary, FCNB Bank. The acquisition expanded BB&T's presence in economically strong central Maryland and the fast-growing Washington, D.C. corridor. FCNB Bank, a subsidiary bank of BB&T (as the successor to FCNB), was merged into Branch Bank during March 2001.

   On March 2, 2001, BB&T acquired FirstSpartan Financial Corp. of Spartanburg, South Carolina in a tax-free transaction accounted for as a purchase. In the transaction, FirstSpartan shareholders received one share of BB&T common stock for each share of FirstSpartan common stock. FirstSpartan, with $591 million in assets, operated 11 banking offices in South Carolina's Spartanburg and Greenville counties through its banking subsidiaries. The acquisition increased BB&T's South Carolina assets to $5.8 billion. BB&T ranks third in market share in South Carolina and first in Greenville and Spartanburg counties. First Federal Bank, a subsidiary bank of BB&T (as successor to First Spartan), was merged into Branch Bank-SC during September 2001.

   On June 7, 2001, BB&T acquired Century South Banks, Inc. of Alpharetta, Georgia in a tax-free transaction accounted for as a pooling of interests. Century South operated 40 banking offices through 12 community banking subsidiaries in the metropolitan Atlanta, Savannah, Macon and north Georgia areas. The former banking subsidiaries of Century South will be merged into Branch Bank during the fourth quarter of 2001.

   On June 27, 2001, BB&T acquired Virginia Capital Bancshares, Inc. of Fredericksburg, Virginia in a tax-free transaction accounted for as a purchase. Through its subsidiary, Fredericksburg State Bank, Virginia Capital operated one banking office in each of Fredericksburg and Stafford County, Virginia and two banking offices in Spotsylvania County, Virginia. Fredericksburg State Bank was merged into Branch Bank-VA during [September 2001]. [to be updated]

   On August 9, 2001, BB&T acquired F&M National Corporation of Winchester, Virginia in a tax-free transaction accounted for as a pooling of interests. F&M operated 163 banking offices, 13 mortgage banking offices, three trust offices and six insurance offices through its 12 community banking subsidiaries. The acquisition increased BB&T's market share in Washington D.C., gave BB&T the number one market share in the Tidewater, Virginia area and strengthened BB&T's position in Richmond, Virginia, a growing technology center. The former banking subsidiaries of F&M will be merged into Branch Bank during the first quarter of 2002.

   BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, are frequently anticipated.

Capital

   The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles. This is called Tier 1 capital. The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total capital. At September 30, 2001, BB&T's Tier 1 and total capital ratios were % and %, respectively. [to be updated] Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of forms of short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

   The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating. Bank holding companies that do not meet the specified criteria generally are required to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at September 30, 2001 was %. [to be updated] Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

   The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of September 30, 2001. [to be updated]

Deposit Insurance Assessments

   The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits required by law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund of the FDIC. However, approximately % of the deposits of Branch Bank, % of the deposits of Branch Bank-SC and % of the deposits of Branch Bank-VA [to be updated] (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund of the FDIC.

   For the semi-annual period beginning January 1, 2001, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing both BIF-insured deposits and SAIF-insured deposits an additional 1.88 basis points per $100 of deposits on an annualized basis to cover those obligations.

Additional Information

   You can find additional information about BB&T in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2001, and Current Reports on Form 8-K filed January 12, 2001, January 24, 2001 (two filings), February 8, 2001, April 11, 2001, April 27, 2001, July 10, 2001, July 12, 2001,
July 25, 2001, July 27, 2001, July 31, 2001 and      , all of which are
incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page . [to be updated]

                       INFORMATION ABOUT COMMUNITY FIRST

                         DESCRIPTION OF COMMUNITY FIRST

   Community First is a Georgia corporation and the holding company for Community First Bank, a community-oriented financial institution based in Carrollton, Georgia. As of June 30, 2001, Community First had $540 million in assets and $423 million in deposits. It has nine branch offices in western Georgia. These branches provide customary banking services such as customer and commercial checking accounts, NOW accounts, savings accounts, certificates of deposit, lines of credit and MasterCard and VISA credit cards. Lending activities include the origination of consumer and commercial business loans on a secured and unsecured basis, residential mortgage and home equity loans, and commercial real estate loans.

   Community First Bank has three wholly owned operating subsidiaries that broaden the services Community First Bank offers to the community. The first, CFB Securities, Inc., offers traditional brokerage services and products such as mutual funds, stocks and bonds through an NASD member firm. CFB Securities, Inc. began operations in 1996 and is located in space immediately adjacent to the Bank's main office lobby in Carrollton, Georgia.

   The second subsidiary of Community First Bank, CFB Financial Inc., began operations in 1996 to service the loan needs of consumers traditionally associated with consumer finance companies. CFB Financial, Inc.

operates offices in Villa Rica, Douglasville and Hiram, Georgia. This subsidiary offers a wide range of small loans granted in conformity with the Georgia Industrial Loan Act.

   The third subsidiary, CFB Insurance Agency, Inc., began operations in 1997. Based in Community First Bank's main office in Carrollton, Georgia, CFB Insurance Agency, Inc. offers a full line of insurance products to existing bank customers as well as the general public.

   On May 23, 2001, Community First consummated its acquisition of First Deposit Bancshares, Inc. ("First Deposit"), a Georgia corporation and bank holding company with approximately $141 million in assets, through the merger of First Deposit and its bank subsidiary, Douglas Federal Bank, FSB, with and into Community First Bank. Community First issued 723,675 shares of common stock and paid $14,836,077 in cash to the First Deposit shareholders in the merger. The banking offices of Douglas Federal Bank became branches of Community First Bank as of the effective date of the merger.

   You can find additional information about Community First in Community First's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2001, and Current Reports on Form 8-K filed February 1, 2001, June 7, 2001,
August 6, 2001, and      , all of which are incorporated by reference in this
proxy statement/prospectus. See "Where You Can Find More Information" on page
 . [to be updated]

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

   The authorized capital stock of BB&T consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of preferred
stock, par value $5.00 per share. [to be updated] As of      , 2001, there were
    shares of BB&T common stock issued and outstanding, which excludes shares expected to be issued in pending acquisitions. There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan" on page . Based on the number of shares of Community First common stock outstanding at
the record date, it is estimated that approximately [    ] shares of BB&T
common stock would be issued in the merger. [to be updated]

BB&T Common Stock

   Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board may set for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholder rights plan provide that the holders will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

   The transfer agent and registrar for BB&T common stock is Branch Bank. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

   Under BB&T's articles of incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T. See "--Shareholder Rights Plan" below.

Shareholder Rights Plan

   BB&T has adopted a shareholder rights plan that grants BB&T's shareholders the right to purchase securities or other property of BB&T upon the occurrence of certain triggering events involving a potentially hostile takeover of BB&T. Like other shareholder rights plans, BB&T's plan is intended to give the BB&T Board the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether it is in the best interests of BB&T and its shareholders and to encourage potential hostile acquirors to negotiate with the BB&T Board. BB&T's plan, also like other shareholder rights plans, could also have the unintended effect of discouraging a business combination that shareholders believe to be in their best interests.

   The terms of the rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and Branch Bank, as Rights Agent and are summarized below:

   On December 17, 1996, the BB&T Board declared a dividend of one right for each outstanding share of BB&T common stock, payable to shareholders of record at the close of business on January 17, 1997. One right has also been distributed, and will also be distributed in the future, for each share of BB&T common stock issued including shares to be issued to Community First shareholders in connection with the merger, between January 17, 1997 and the occurrence of a "distribution date," as described in the next paragraph. Each right entitles the holder to purchase from BB&T 1/100th of a share of BB&T Junior Preferred Stock (which is substantially equivalent to one share of BB&T common stock) at a price of $145.00, subject to anti-dilution adjustments, or, under certain circumstances, other securities or property.

   Initially, the rights are attached to all BB&T common stock certificates and are not exercisable until a distribution date occurs. A "distribution date" will occur, and the rights will separate from shares of BB&T common stock and become exercisable, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (b) 10 business days following the commencement of a tender offer or exchange offer (or the offeror's receipt of regulatory or shareholder approval of a tender offer or exchange offer) that would, if completed, result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T Board declares any person to be an "adverse person," as described in the next paragraph.

   The BB&T Board will declare a person to be an adverse person upon its determinations (a) that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (1) the beneficial ownership by the person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by the person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking the action or entering into such transactions or series of transactions at that time or (2) the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (3) the beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

   As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of BB&T common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T common stock issued before the distribution date will be issued with rights.

   It is expected that as long as the rights are exercisable only for 1/100th of a share of BB&T Junior Preferred Stock at an exercise price of $145.00, BB&T's shareholders would not find it economic to exercise the rights. However, under the circumstances described below, the rights may be exercised for an amount of BB&T common stock or other property (including BB&T Junior Preferred Stock) having a value equal to two times the exercise price. The Rights Agreement provides that if the BB&T Board determines that a person is an adverse person or, at any time following the distribution date, a person becomes the beneficial owner of 25% or more of then outstanding shares of BB&T common stock, a holder of a right will thereafter have the right to receive at the time specified in the Rights Agreement, in lieu of 1/100th of a share of BB&T Junior Preferred Stock, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under clause (a). Following any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person or adverse person will be null and void. Rights will not become exercisable, however, until such time as they are no longer redeemable by BB&T as set forth below.

   For example, at an exercise price of $145.00 per right, each right not owned by an acquiring person or an adverse person (or by certain related parties) following a triggering event described in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T common stock (or cash, securities or other property, as noted above) for $145.00. Assuming that the BB&T common stock was determined as provided in the Rights Agreement to have a value of $29.00 at such time the holder of each valid right would be entitled to purchase 10 shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T Board, each right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to five shares of BB&T common stock (or cash, securities or other property, as noted above).

   In addition, if, at any time following the date on which there has been a public announcement that an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, a holder of a right (except rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

   The purchase price payable, and the number of shares of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution if certain events occur.

   The rights expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

   In general, BB&T may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time until 10 business days following the public announcement that an acquiring person has become such or, if earlier, the effective date of any declaration by the BB&T Board that any person is an adverse person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an acquiring person or adverse person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other acquiring persons or adverse persons.

   Until a right is exercised, the holder will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company.

   Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person or adverse person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

   The Rights Agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the Securities and Exchange Commission. This registration statement and the Rights Agreement are incorporated by reference in this proxy statement/prospectus, and we refer you to them for the complete terms of the Rights Agreement and the rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "Where You Can Find More Information" on page .

Other Anti-takeover Provisions

   Provisions of the North Carolina Business Corporation Act, or NCBCA, and BB&T's articles of incorporation and bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

 Control Share Acquisition Act

   The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of the Rights of BB&T Shareholders and Community First Shareholders--Anti-takeover Statutes" on page .

 Provisions Regarding the BB&T Board

   BB&T's articles of incorporation and bylaws separate the BB&T Board into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of the Rights of BB&T Shareholders and Community First Shareholders--Directors" on page .

 Meeting of Shareholders; Shareholders' Nominations and Proposals

   Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

   The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of the Rights of BB&T Shareholders and Community First Shareholders--Shareholder Nominations and Shareholder Proposals" on page .

                 COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS
                        AND COMMUNITY FIRST SHAREHOLDERS

   When the merger becomes effective, holders of Community First common stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of Community First common stock. Since BB&T is organized under the laws of the State of North Carolina and Community First is organized under the laws of the State of Georgia, differences in the rights of holders of BB&T common stock and those of holders of Community First common stock arise from differing provisions of the NCBCA and the Georgia Business Corporation Code, or the GBCC, in addition to differing provisions of their respective incorporation documents and bylaws.

   The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of Community First common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the GBCC and the governing corporate instruments of BB&T and Community First, to which the shareholders of Community First are referred.

Authorized Capital Stock

 BB&T

   BB&T's authorized capital stock consists of 1,000,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. [to be updated] BB&T's articles of incorporation authorize the BB&T Board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series.
As of    , 2001, there were     shares of BB&T common stock outstanding, which
excludes shares expected to be issued in pending acquisitions. No shares of BB&T preferred stock were issued and outstanding as of that date, although 2,000,000 shares of BB&T preferred stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan" on page .

 Community First

   Community First's authorized capital stock consists of 10,000,000 shares of Community First common stock, $.01 par value, and 10,000,000 shares of Community First preferred stock, $.01 par value. Community First's articles of incorporation authorize the Community First Board to issue shares of Community First preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of Community First preferred stock in
each series. As of      , there were [     ] shares of Community First common
stock outstanding and no shares of Community First preferred stock outstanding.

Special Meetings of Shareholders

 BB&T

   Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board.

 Community First

   Special meetings of the shareholders of Community First may be called at any time by Community First's Board of Directors, the President of Community First, or upon the written request of any one or more shareholders owning an aggregate of not less than 25% of the outstanding capital stock. Notice must be given in writing not less than 10 or more than 60 days before the date of the special meeting and must state the purpose for which the meeting is called.

Directors

 BB&T

   BB&T's articles of incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 20 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles of incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors.

 Community First

   Community First's Board of Directors is also divided into three classes. Each class is to consist, as nearly as possible, of one-third of the total number of directors. Community First's bylaws provide for a minimum of three and a maximum of 25 board members. The Community First Board presently consists of 10 members. At each annual meeting of shareholders, successors to the class of directors whose term expired as of the annual meeting are elected for a three-year term. Under Community First's bylaws and articles of incorporation, directors may be removed for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote in the election of directors, and without cause by the affirmative vote of the holders of 80% of the shares entitled to vote in the election of directors. The affirmative vote of the holders of at least 80% of the shares of Community First common stock entitled to vote in an election of directors is required to amend or rescind the provision of the articles of incorporation establishing a classified Board unless two-thirds of the directors then in office approve such a change.

Dividends and Other Distributions

 BB&T

   The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. BB&T is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.

 Community First

   Like BB&T, Community First is a legal entity separate and district from its subsidiaries and its revenues depend in significant part on the payment of dividends from Community First Bank. Community First Bank is subject to certain legal restrictions on the amount of dividends it is permitted to pay. Community First Bank may pay dividends in any year in an amount up to 50% of the previous year's net income without the approval of the Georgia Department of Banking and Finance. The holders of Community First common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Community First has paid regularly quarterly cash dividends on its common stock since October 1, 1997. Community First cannot predict with any certainty whether and to what extent dividends would be paid to shareholders in the future if Community First remained independent.

Shareholder Nominations and Shareholder Proposals

 BB&T

   BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or one of its committees, of candidates for election as directors. BB&T's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit the nomination in writing to the Secretary of BB&T at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders of the shareholder's intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in the proposal.

   In accordance with Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the Securities and

Exchange Commission rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

 Community First

   Community First's bylaws establish advance notice procedures for the nomination of candidates, other than by or at the direction of the Community First Board, for election as directors. Community First's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the Community First Board must submit the nomination in writing (together with biographical information about the candidate and the shareholder's name, address and shareholdings) to the President of Community First at least 60 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days' notice of the meeting is given to shareholders, such nominations shall be received by the President of Community First not later than the close of business on the seventh day following the day on which notice of the meeting was mailed.

Discharge of Duties; Exculpation and Indemnification

 BB&T

   The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care. BB&T's articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 Community First

   The GBCC similarly requires that a director of a Georgia corporation discharge his or her duties as a director (a) in a manner he or she believes in good faith to be in the best interests of the corporation and (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances. Community First's bylaws contain certain provisions that provide indemnification to directors of Community First that is broader than the protection expressly mandated in the GBCC. The indemnification provisions in the bylaws require Community First to indemnify persons who are parties to any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that the person was or is a director, officer, employee or agent of Community First. These persons would be indemnified against expenses (including, but not limited to, attorneys' fees) and against any judgments, fines and amounts paid in settlement incurred by them. The bylaws provide that Community First shall indemnify a director, officer, employee or agent if that individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Community First and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

   Community First can also provide for greater indemnification than that set forth in the bylaws if it chooses to do so, subject to approval by Community First's shareholders. Community First may not, however, indemnify a director for liability arising out of circumstances which constitute exceptions to limitation of a director's liability for monetary damages.

   Community First may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, whether or not Community First would have had the power to indemnify against such liability.

Mergers, Share Exchanges and Sales of Assets

 BB&T

   The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with Community First) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes" below.

 Community First

   The GBCC generally provides that any merger, share exchange, or sale of all or substantially all the assets of a corporation other than in the ordinary course of business requires a recommendation by the Board of Directors and approval by the affirmative vote of the holders of the majority of the issued and outstanding shares of each voting group entitled to vote. In addition, as permitted by the GBCC, Community First's articles of incorporation require the affirmative vote of at least 80% of the issued and outstanding shares entitled to vote, if the merger, share exchange, or sale of assets was not previously approved by two-thirds of the Board of Directors. Approval of a merger by the shareholders of the surviving corporation is not required by the GBCC in certain instances, including a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed the number of voting shares outstanding immediately before the merger. Community First is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes" below.

Anti-takeover Statutes

 BB&T

   The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

   The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements. BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by that Act.

 Community First

   The GBCC generally prohibits a business combination between a Georgia corporation and an "interested shareholder" (generally the beneficial owner of 10% or more of the corporation's voting stock) within five years after the person or entity becomes an interested shareholder, unless (i) prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which such person or entity became an interested shareholder shall have been approved by the corporation's Board of Directors,
(ii) upon consummation of the transaction in which the interested shareholder became such, the interested shareholder holds at least 90% of the corporation's voting stock (excluding "insider" shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) after the shareholder becomes an interested shareholder, he or she acquires additional shares resulting in ownership of at least 90% of the outstanding voting common stock and obtains the approval of the holders of a majority of the remaining shares, excluding "insider" shares as described above.

   The GBCC also provides for certain fair price requirements concerning business combinations with "interested shareholders." This is designed to protect shareholders of Georgia corporations against the inequities of certain tactics which have been utilized in hostile takeover attempts. Under the fair price provisions, business combinations with interested shareholders must meet one of three criteria designed to protect minority shareholders: (a) the transaction must be unanimously approved by the "continuing directors" of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder); (b) the transaction must be approved by two-thirds of the continuing directors and a majority of shares held by shareholders other than the interested shareholder, or (c) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless to which point in time they sell to the acquiring party.

   Georgia's business combination and fair price requirements are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. Community First's bylaws expressly incorporate these requirements.

Amendments to Articles of Incorporation and Bylaws

 BB&T

   The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. BB&T's articles of incorporation and bylaws impose a greater requirement, the affirmative vote of more than two-thirds of the outstanding shares entitled to vote, to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its board of directors or its shareholders, except that, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders. BB&T's articles of incorporation authorize the BB&T Board to amend BB&T's bylaws.

 Community First

   The GBCC provides that a Georgia corporation's articles of incorporation and bylaws may be amended if the amendment is approved by a majority of the shares entitled to vote. However, as permitted by the GBCC, Community First's articles of incorporation and bylaws require the affirmative vote of the holders of 80% of the outstanding shares entitled to vote to amend, alter or repeal any article or bylaw relating to classification and staggered terms of the Community First Board, number of directors, removal of directors, liability of directors, supermajority voting requirements for certain mergers or other business combinations, relevant factors for board consideration on such a transaction, or any requirement for a supermajority vote on such an amendment, unless the proposed amendment is approved by two-thirds of the Community First Board. Except for those matters described in the preceding sentence, the affirmative vote of a majority of all directors or a majority of the holders of all shares entitled to elect directors is required to amend the bylaws. The bylaws of Community First provide for amendment by the shareholders at any annual or special meeting or by the Community First Board.

Consideration of Business Combinations

 BB&T

   BB&T's articles of incorporation do not specify any factors to which the BB&T Board must give consideration in evaluating a transaction involving a potential change in control of BB&T.

 Community First

   Community First's articles of incorporation specify the following factors to which the Community First Board must give consideration in evaluating a transaction involving a potential change in control of Community First: (a) the short-term and long-term social and economic effects on the employees, customers, shareholders or other constituents of Community First and its subsidiaries, and on the communities within which Community First and its subsidiaries operate (it being understood that any subsidiary bank of Community First is charged with providing support to and being involved in the communities it serves); and (b) the consideration being offered by the other party in relation to the then-current value of Community First in a freely negotiated transaction and in relation to the Board of Directors' then-estimate of the future value of Community First as an independent entity.

Shareholders' Rights of Dissent and Appraisal

 BB&T

   The NCBCA provides that dissenters' rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares. BB&T's articles of incorporation do not authorize any special dissenters' rights.

 Community First

   Holders of Community First common stock do not have appraisal rights in connection with the merger into BB&T because, as of the record date, shares of Community First common stock were listed on the National Market System of The Nasdaq Stock Market, and the shares of BB&T common stock were listed on the New York Stock Exchange.

   The foregoing is an exception to the general rule under the GBCC that any shareholder of a Georgia corporation who objects to a merger and who fully complies with all of the dissenters' provisions (but not otherwise) shall be entitled to demand and receive payment of the "fair value" of all (but not less than all) of his or her shares if the proposed transaction is consummated. A shareholder who objects to a merger and desires to receive payment of the "fair value" of his or her stock:

  . must file a written objection to the merger with the corporation either prior to the shareholders' meeting, or at the meeting but before the vote is taken, and the written objection must contain a statement that the shareholder intends to demand payment for his or her shares if the merger is approved,

  . must either abstain from voting or vote against approval of the merger, and

  . must demand payment and deposit his or her certificate(s) in accordance with the terms of the dissenters' notice sent to the dissenting shareholder following approval of the merger.

   If all of the above conditions are satisfied in full, the resulting corporation is required to make a written offer within 10 days of receiving the payment demand, or within 10 days after the consummation of the merger, whichever is later, to each dissenting shareholder to purchase all of such shareholder's shares at a specific price. If the resulting corporation and any dissenting shareholder are unable to agree on the fair value of the shares within 60 days, the resulting corporation will commence a proceeding in the superior court of the county in which the resulting corporation is headquartered to determine the rights of the dissenting shareholder and the fair value of his or her shares. The court may appoint appraisers to receive evidence and to recommend a decision on fair value.

Liquidation Rights

 BB&T

   In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

   Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

 Community First

   In the event of the liquidation, dissolution or winding up of the affairs of Community First, after payment in full of debts and other liabilities, the remaining assets would be distributed to the shareholders in proportion to their respective interests.

   Like BB&T, since Community First is a bank holding company, its rights and the rights of its creditors and of its shareholders to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors, except to the extent that Community First may itself be a creditor with recognized claims against the subsidiary.

                             SHAREHOLDER PROPOSALS

   In the event that the merger is not completed, any proposal which a shareholder wishes to have presented at the next annual meeting of shareholders and included in Community First's proxy materials must be received at the main office of Community First, 110 Dixie Street, Carrollton, Georgia 30117, no later than November 22, 2001. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in Community First's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. Shareholders wishing to present proposals at such meeting (but not include them in Community First's proxy materials) must also give notice of such proposals to Community First before January 31, 2002. If Community First does not receive such notice before January 31, 2002, proxies solicited by Community First management will confer discretionary authority upon management to work upon any such matter. It is urged that any proposals be sent by certified mail, return receipt requested.

                                 OTHER BUSINESS

   The Community First Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

   The validity of the shares of BB&T common stock offered by this proxy statement/prospectus will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 88,473 shares of BB&T common stock.

                                    EXPERTS

   The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this proxy
statement/prospectus from BB&T's Current Report on Form 8-K dated       , 2001,
which restates the consolidated financial statements for the year ended December 31, 2000 to reflect the acquisition by BB&T of F&M National Corporation on August 9, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. [to be updated]

   The consolidated financial statements of Community First Banking Company incorporated in this proxy statement/prospectus by reference to Community First's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance upon the report of Porter Keadle Moore, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   BB&T and Community First file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or certain other information that the companies file with the Securities and Exchange Commission at the following Securities and Exchange Commission locations:

   Public
    Reference
    Room        The Curtis Center                     Chicago Regional Office
   450 Fifth
    Street,
    N.W.        601 Walnut Street                     Citicorp Center
   Room 1024    Suite 1120E                           500 West Madison Street
   Washington,
    D.C. 20549  Philadelphia, Pennsylvania 19106-3322 Suite 1400
                                                      Chicago, Illinois 60661-2511

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE.

   BB&T has filed the registration statement to register with the Securities and Exchange Commission the BB&T common stock to be issued to Community First shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's registration statement or the exhibits to the registration statement.

   The Securities and Exchange Commission allows Community First and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

   This proxy statement/prospectus incorporates by reference the documents set forth below that Community First and BB&T have previously filed with the Securities and Exchange Commission. These documents contain important information about Community First and BB&T and their businesses.

BB&T Securities and Exchange Commission
Filings (File No. 1-10853)                  [to be updated]
---------------------------------------     -------------------------------------------
Annual Report on Form 10-K................. For the fiscal year ended December 31, 2000

Quarterly Reports on Form 10-Q............. For the fiscal quarters ended March 31,
                                            2001 and June 30, 2001

Current Reports on Form 8-K................ Filed January 12, 2001, January 24, 2001
                                            (two filings), February 8, 2001, April 11,
                                            2001, April 27, 2001, July 10, 2001, July
                                            12, 2001, July 25, 2001, July 27, 2001,
                                            July 31, 2001 and

Registration Statements on Form 8-A
 (describing BB&T's common stock and
 concerning BB&T's shareholder rights       Filed September 4, 1991 and January 10,
 plan)..................................... 1997

Community First Securities and Exchange
Commission Filings (File No. 0-22543)       [to be updated]
---------------------------------------     -------------------------------------------
Annual Report on Form 10-K................. For the fiscal year ended December 31, 2000

Quarterly Reports on Form 10-Q............. For the fiscal quarters ended March 31,
                                            2001 and June 30, 2001

Current Reports on Form 8-K................ Filed February 1, 2001, June 7, 2001,
                                            August 6, 2001 and

   Community First and BB&T also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this proxy statement/prospectus and (a) in the case of BB&T, the completion of the merger or the termination of the merger agreement and (b) in the case of Community First, the date of the special meeting of shareholders or, if sooner, the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and Community First has supplied all such information relating to Community First before the merger.

   If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

            BB&T Corporation                Community First Banking Company
         Shareholder Reporting                      110 Dixie Street
          Post Office Box 1290                 Carrollton, Georgia 30117
  Winston-Salem, North Carolina 27102                (770) 834-1071
             (336) 733-3021                       Attn: C. Lynn Gable

If you would like to request documents, please do so by [insert date five business days prior to meeting], 2001 to receive them before the meeting.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and Community First have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated
      , 2001. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                                                                      APPENDIX A
                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN
                        COMMUNITY FIRST BANKING COMPANY
                                      and
                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 ARTICLE I THE MERGER.....................................................  A-1

 ARTICLE II THE MERGER....................................................  A-5
  2.1  Merger............................................................   A-5
  2.2  Filing; Plan of Merger............................................   A-5
  2.3  Effective Time....................................................   A-6
  2.4  Closing...........................................................   A-6
  2.5  Effect of Merger..................................................   A-6
  2.6  Further Assurances................................................   A-6
  2.7  Merger Consideration..............................................   A-6
  2.8  Conversion of Shares; Payment of Merger Consideration.............   A-7
  2.9  Conversion of Stock Options.......................................   A-8
  2.10 No Right to Dissent...............................................   A-8
  2.11 Merger of Subsidiaries............................................   A-9
  2.12 Anti-Dilution.....................................................   A-9

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMMUNITY FIRST............  A-9
  3.1  Capital Structure.................................................   A-9
  3.2  Organization, Standing and Authority..............................   A-9
  3.3  Ownership of Subsidiaries.........................................  A-10
  3.4  Organization, Standing and Authority of the Subsidiaries..........  A-10
  3.5  Authorized and Effective Agreement................................  A-10
  3.6  Securities Filings; Financial Statements; Statements True.........  A-11
  3.7  Minute Books......................................................  A-11
  3.8  Adverse Change....................................................  A-11
  3.9  Absence of Undisclosed Liabilities................................  A-11
  3.10 Properties........................................................  A-12
  3.11 Environmental Matters.............................................  A-12
  3.12 Loans; Allowance for Loan Losses..................................  A-12
  3.13 Tax Matters.......................................................  A-13
  3.14 Employees; Compensation; Benefit Plans............................  A-14
  3.15 Certain Contracts.................................................  A-16
  3.16 Legal Proceedings; Regulatory Approvals...........................  A-17
  3.17 Compliance with Laws; Filings.....................................  A-17
  3.18 Brokers and Finders...............................................  A-17
  3.19 Repurchase Agreements; Derivatives................................  A-18
  3.20 Deposit Accounts..................................................  A-18
  3.21 Related Party Transactions........................................  A-18
  3.22 Certain Information...............................................  A-18
  3.23 Tax and Regulatory Matters........................................  A-18
  3.24 State Takeover Laws...............................................  A-19
  3.25 Labor Relations...................................................  A-19
  3.26 Fairness Opinion..................................................  A-19

 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BB&T........................ A-19
  4.1  Capital Structure of BB&T.........................................  A-19
  4.2  Organization, Standing and Authority of BB&T......................  A-19
  4.3  Authorized and Effective Agreement................................  A-20
  4.4  Organization, Standing and Authority of BB&T Subsidiaries.........  A-20
  4.5  Securities Documents; Statements True.............................  A-20

                                                                           Page
                                                                           ----
  4.6  Certain Information...............................................  A-20
  4.7  Tax and Regulatory Matters........................................  A-21
  4.8  Share Ownership...................................................  A-21
  4.9  Legal Proceedings; Regulatory Approvals...........................  A-21

 ARTICLE V COVENANTS...................................................... A-21
  5.1  Community First Shareholder Meeting...............................  A-21
  5.2  Registration Statement; Proxy Statement/Prospectus................  A-21
  5.3  Plan of Merger; Reservation of Shares.............................  A-22
  5.4  Additional Acts...................................................  A-22
  5.5  Best Efforts......................................................  A-22
  5.6  Certain Accounting Matters........................................  A-22
  5.7  Access to Information.............................................  A-23
  5.8  Press Releases....................................................  A-23
  5.9  Forbearances of Community First...................................  A-23
  5.11 Affiliates........................................................  A-25
  5.12 Section 401(k) Plan; Other Employee Benefits......................  A-25
  5.13 Directors and Officers Protection.................................  A-26
  5.14 Forbearances of BB&T..............................................  A-27
  5.15 Reports...........................................................  A-27
  5.16 Exchange Listing..................................................  A-27
  5.17 Advisory Boards...................................................  A-27

 ARTICLE VI CONDITIONS PRECEDENT.......................................... A-28
  6.1  Conditions Precedent--BB&T and Community First....................  A-28
  6.2  Conditions Precedent--Community First.............................  A-28
  6.3  Conditions Precedent--BB&T........................................  A-29

 ARTICLE VII TERMINATION, DEFAULT, WAIVER AND AMENDMENT................... A-30
  7.1  Termination.......................................................  A-30
  7.2  Effect of Termination.............................................  A-30
  7.3  Survival of Representations, Warranties and Covenants.............  A-31
  7.4  Waiver............................................................  A-31
  7.5  Amendment or Supplement...........................................  A-31

 ARTICLE VIII MISCELLANEOUS............................................... A-31
  8.1  Expenses..........................................................  A-31
  8.2  Entire Agreement..................................................  A-31
  8.3  No Assignment.....................................................  A-32
  8.4  Notices...........................................................  A-32
  8.5  Specific Performance..............................................  A-32
  8.6  Captions..........................................................  A-33
  8.7  Counterparts......................................................  A-33
  8.8  Governing Law.....................................................  A-33

ANNEXES
 Annex A..................................................... Articles of Merger

                     AGREEMENT AND PLAN OF REORGANIZATION

   THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of July 9, 2001, is among COMMUNITY FIRST BANKING COMPANY ("Community First"), a Georgia corporation having its principal office at Carrollton, Georgia, and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                               R E C I T A L S:

   The parties desire that Community First shall be merged with and into BB&T (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form attached as Annex A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby. As a condition and inducement to BB&T's willingness to enter into the Agreement, Community First is concurrently granting to BB&T an option to acquire, under certain circumstances, 650,000 shares of the common stock, par value $.01 per share, of Community First.

   NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                  THE MERGER

1.1 Definitions

   When used herein, the capitalized terms set forth below shall have the following meanings:

   "Affiliate" means, with respect to any person, any other person, who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such person and, without limiting the generality of the foregoing, includes any executive officer or director of such person and any Affiliate of such executive officer or director.

   "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in
Section 55-11-05 of the NCBCA, and with the office of the Secretary of State of Georgia, as provided in Section 14-2-1105 of the GBCC.

   "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

   "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

   "BB&T Option Agreement" shall mean the Stock Option Agreement dated as of even date herewith, as amended from time to time, under which BB&T has an option to purchase shares of Community First Common Stock, which shall be executed immediately following execution of this Agreement.

   "BB&T Subsidiaries" shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

   "Benefit Plan Determination Date" shall mean, with respect to any employee pension or welfare benefit plan or program maintained by Community First at the Effective Time, the date determined by BB&T with respect to each such plan or program which shall be not later than January 1 following the close of the calendar year in which the last of the Community First Subsidiaries which is a bank is merged into BB&T or one of the BB&T Subsidiaries.

   "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

   "CERCLA" means the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq.

   "Code" shall mean the Internal Revenue Code of 1986, as amended.

   "Commission" shall mean the Securities and Exchange Commission.

   "Community First Common Stock" shall mean the shares of voting common stock, par value $.01 per share, of Community First. The Community First Common Stock has no Rights attached, except as provided in Section 3.1.

   "Community First Disclosure Memorandum" shall mean the written information in one or more documents, each of which is entitled "Community First Company Disclosure Memorandum" and dated on or before the date of this Agreement and delivered not later than the date of execution of this Agreement by Community First to BB&T, and describing in reasonable detail the matters contained therein. Each disclosure made therein shall be in existence on the date of this Agreement and shall specifically reference each Section of this Agreement under which such disclosure is made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced.

   "Community First Subsidiaries" shall mean Community First Bank, CFB Securities, Inc., CFB Financial, Inc., CFB Insurance Agency, Inc., and any and all other Subsidiaries of Community First as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Community First after the date hereof and held as a Subsidiary by Community First at the Effective Time.

   "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

   "Disclosed" shall mean disclosed in the Community First Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

   "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

   "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   "FDIC" shall mean the Federal Deposit Insurance Corporation.

   "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

   "Financial Advisor" shall mean Trident Securities, a division of McDonald Investments, Inc.

   "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 2000, 1999, and 1998, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 2000, 1999, and 1998, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 2000, and (b) with respect to Community First, (i) the consolidated statements of financial condition (including related notes and schedules, if any) of Community First as of December 31, 2000, 1999 and 1998, and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 2000, 1999 and 1998 as filed by Community First in Securities Documents and (ii) the consolidated statements of financial condition of Community First (including related notes and schedules, if any) and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by Community First with respect to periods ended subsequent to December 31, 2000.

   "GAAP" shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

   "GBCC" shall mean the Georgia Business Corporation Code, as amended.

   "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

   "IRS" shall mean the Internal Revenue Service.

   "Material Adverse Effect" on BB&T or Community First shall mean an event, change, or occurrence which, individually or together with any other event, change or occurrence, (i) has a material adverse effect on the financial condition, results of operations, business or business prospects of BB&T and the BB&T Subsidiaries taken as a whole, or Community First and the Community First Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or Community First to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of BB&T or Community First taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger.

   "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

   "NYSE" shall mean the New York Stock Exchange, Inc.

   "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of Community First to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

   "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

   "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreement described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

   "Securities Act" shall mean the Securities Act of 1933, as amended.

   "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

   "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and the rules and regulations of the Commission promulgated thereunder.

   "Stock Option" shall mean, collectively, any option granted under the Stock Option Plans, outstanding and unexercised on the date hereof to acquire shares of Community First Common Stock, aggregating 497,260 shares.

   "Stock Option Plan" shall mean Community First's 1997 Stock Option Plan.

   "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

   "TILA" shall mean the Truth in Lending Act, as amended.

1.2 Terms Defined Elsewhere

   The capitalized terms set forth below are defined in the following sections:

     Agreement                 Introduction
     BB&T                      Introduction
     BB&T Option Plan          Section 2.9(a)
     Community First           Introduction
     Closing                   Section 2.4
     Closing Date              Section 2.4
     Closing Value             Section 2.7(c)
     Constituent Corporations  Section 2.1
     Effective Time            Section 2.3
     Employer Entity           Section 5.12(a)
     ESOPs                     Section 3.14(b)(viii)
     Exchange Ratio            Section 2.7(a)
     Maximum Amount            Section 5.13
     Merger                    Recitals
     Merger Consideration      Section 2.7(a)
     PBGC                      Section 3.14(b)(iv)
     Plan                      Section 3.14(b)(i)
     Plan of Merger            Recitals
     Surviving Corporation     Section 2.1(a)
     Transferred Employee      Section 5.12(b)

                                   ARTICLE II
                                   THE MERGER

2.1 Merger

   BB&T and Community First are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the NCBCA and the GBCC. At the Effective Time:

     (a) Community First shall be merged with and into BB&T in accordance with the applicable provisions of the NCBCA and the GBCC, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

     (b) The separate existence of Community First shall cease and the Merger shall in all respects have the effect provided in Section 2.5.

     (c) The Articles of Incorporation of BB&T at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

     (d) The Bylaws of BB&T at the Effective Time shall become the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

   The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least a majority of the shares of Community First Common Stock. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Secretary of State of Georgia, as provided in
Section 55-11-05 of the NCBCA and Section 14-2-1105 of the GBCC, respectively. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of Community First shall constitute adoption and approval of the Plan of Merger.

2.3 Effective Time

   The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

   The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date").

2.5 Effect of Merger

   From and after the Effective Time, the separate existence of Community First shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

   If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

   (a) As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of Community First Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a Community First shareholder as provided in Section 2.7(b). The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of Community First Common Stock (the "Exchange Ratio") shall be 0.9800.

   (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the average 4:00 p.m. eastern time closing price per share of BB&T Common Stock on the NYSE on the Closing Date as reported on NYSEnet.com.

2.8 Conversion of Shares; Payment of Merger Consideration

   (a) At the Effective Time, by virtue of the Merger and without any action on the part of Community First or the holders of record of Community First Common Stock, each share of Community First Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Community First Common Stock (as provided in subsection (d) below), the Merger Consideration.

   (b) Each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

   (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Community First Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Community First Common Stock. With respect to any certificate for Community First Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of Community First Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

   (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each Community First shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of Community First Common Stock. Upon surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

   (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by Community First in respect of shares of Community First Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, subject to compliance by Community First with section 5.9(b). To the extent permitted by law, former shareholders of record of Community First shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of Community First Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Community First Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Community First Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of Community First Common Stock represented by such certificate.

2.9 Conversion of Stock Options

   (a) At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plan, except that from and after the Effective Time
(i) BB&T and its Compensation Committee shall be substituted for Community First and the Committee of Community First's Board of Directors administering the Stock Option Plan, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of Community First Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of
(iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plan governing each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under
Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and Community First agree to take all necessary steps to effectuate the foregoing provisions of this Section 2.9. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plan assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. Community First hereby represents that the Stock Option Plan in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

   (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

2.10 No Right to Dissent

   Nothing in the Articles of Incorporation or the Bylaws of Community First or any Community First Subsidiary provides or would provide to any person, including without limitation the Community First shareholders, upon execution of this Agreement, the Plan of Merger or the BB&T Option Agreement and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.

2.11 Merger of Subsidiaries

   In the event that BB&T shall request, Community First shall take such actions, and shall cause the Community First Subsidiaries to take such actions, as may be required in order to effect, at the Effective Time, the merger of one or more of the Community First Subsidiaries with and into, in each case, one of the BB&T Subsidiaries.

2.12 Anti-Dilution

   In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                                  ARTICLE III
               REPRESENTATIONS AND WARRANTIES OF COMMUNITY FIRST

   Except as Disclosed, Community First represents and warrants to BB&T as follows (the representations and warranties herein of Community First are made subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit BB&T to refuse to consummate the Merger under such applicable standard):

3.1 Capital Structure

   The authorized capital stock of Community First consists of 10,000,000 shares of Community First Common Stock, par value $.01 per share, and 10,000,000 shares of convertible preferred stock, $.01 par value per share. As of the date hereof, 3,523,073 shares of Community First Common Stock are issued and outstanding. No other classes of capital stock of Community First, common or preferred, are authorized, issued or outstanding. All outstanding shares of Community First Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of Community First Common Stock reserved in connection with the Stock Option Plan, and (ii) 650,000 shares of Community First Common Stock reserved in connection with the BB&T Option Agreement. Community First has granted options to acquire 497,260 shares of Community First Common Stock under the Stock Option Plan, which options remain outstanding as of the date hereof. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any Community First shareholder to own, to vote or to dispose of, the capital stock of Community First. Holders of Community First Common Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

   Community First is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. Community First is not required to be qualified to do business in any other state of the United States or foreign jurisdiction. Community First is registered as a bank holding company under the Bank Holding Company Act.

3.3 Ownership of Subsidiaries

   Section 3.3 of the Community First Disclosure Memorandum lists all of the Community First Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by Community First (directly or indirectly), the percentage ownership interest so owned by Community First and its business activities. The outstanding shares of capital stock or other equity interests of the Community First Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by Community First free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the Community First Subsidiaries, and there are no agreements, understandings or commitments relating to the right of Community First to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the Community First Subsidiaries have been issued in violation of the preemptive rights of any person. Section
3.3 of the Community First Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than the Community First Subsidiaries and stock or other securities held in a fiduciary capacity) owned directly or indirectly by Community First.

3.4 Organization, Standing and Authority of the Subsidiaries

   Each Community First Subsidiary which is a depository institution is a Georgia chartered bank with its deposits insured by the FDIC. Each of the Community First Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Community First Subsidiaries has full power and authority to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction Disclosed with respect to it. No Community First Subsidiary is required to be qualified to do business in any other state of the United States or foreign jurisdiction, or is engaged in any type of activities that have not been Disclosed.

3.5 Authorized and Effective Agreement

   (a) Community First has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the Community First shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Articles of Merger and the BB&T Option Agreement. The execution and delivery of this Agreement, the Articles of Merger and the BB&T Option Agreement, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the Community First shareholders pursuant to and to the extent required by applicable law. This Agreement, the Plan of Merger and the BB&T Option Agreement constitute legal, valid and binding obligations of Community First, and each is enforceable against Community First in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

   (b) Neither the execution and delivery of this Agreement, the Articles of Merger or the BB&T Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Community First with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of Community First or any Community First Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Community First or any Community First Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or (iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Community First or any Community First Subsidiary.

   (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by Community First of the Merger and the other transactions contemplated in this Agreement.

3.6 Securities Filings; Financial Statements; Statements True

   (a) Community First has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1997. Community First has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by Community First with the Commission after December 31, 1997 and prior to the date hereof, which are all of the Securities Documents that Community First was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b) The Financial Statements of Community First fairly present or will fairly present, as the case may be, the consolidated financial position of Community First and the Community First Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

   (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by Community First or any Community First Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Minute Books

   The minute books of Community First and each of the Community First Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8 Adverse Change

   Since December 31, 2000, Community First and the Community First Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent Community First Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition, results of operations or business prospects of Community First or any of the Community First Subsidiaries.

3.9 Absence of Undisclosed Liabilities

   All liabilities (including contingent liabilities) of Community First and the Community First Subsidiaries are disclosed in the most recent Financial Statements of Community First or are normally recurring business obligations incurred in the ordinary course of its business since the date of Community First's most recent Financial Statements.

3.10  Properties

   (a) Community First and the Community First Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of Community First as of December 31, 2000 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

   (b) All leases and licenses pursuant to which Community First or any Community First Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms.

3.11 Environmental Matters

   (a) Community First and the Community First Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither Community First nor any Community First Subsidiary has received any communication alleging that Community First or the Community First Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

   (b) There are no pending Environmental Claims, neither Community First nor any Community First Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) Community First or any Community First Subsidiary, (ii) any person or entity whose liability for any Environmental Claim Community First or any Community First Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by Community First or any Community First Subsidiary, or any real or personal property which Community First or any Community First Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which Community First or any Community First Subsidiary holds a security interest securing a loan recorded on the books of Community First or any Community First Subsidiary. Neither Community First nor any Community First Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

   (c) Community First and the Community Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by Community First relating to all real and personal property owned or leased by Community First or any Community First Subsidiary and all real and personal property of which Community First or any Community First Subsidiary has or is judged to have managed or supervised or participated in the management of.

   (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against Community First or any Community First Subsidiary or against any person or entity whose liability for any Environmental Claim Community First or any Community First Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

   (a) All of the loans on the books of Community First and the Community First Subsidiaries are valid and properly documented, were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor Community First's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

   (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of Community First are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

   (a) Community First and the Community First Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither Community First nor any Community First Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. Community First and the Community First Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

   (b) All federal, state and local (and, if applicable, foreign) tax returns filed by Community First and the Community First Subsidiaries are complete and accurate. Neither Community First nor any Community First Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Community First or any Community First Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to Community First or any Community First Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

   (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

   (d) Neither Community First nor any of the Community First Subsidiaries is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Community First or a Community First subsidiary) or has any liability for taxes of any person (other than Community First and the Community First Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

   (e) Each of Community First and the Community First Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

   (f) Neither Community First nor any of the Community First Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

   (a) Compensation. Community First has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of Community First and of each Community First's Subsidiary and each other person (in each case other than as an employee) to whom Community First or any Community First Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

   (b) Employee Benefit Plans.

     (i) Community First has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by Community First or any Community First Subsidiary, to which Community First or any Community First Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which Community First or any Community First Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

     (ii) Neither Community First nor any Community First Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

     (iii) None of the Plans obligates Community First or any Community First Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

     (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of Community First or any Community First Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither Community First nor any Community First Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject Community First or any Community First Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

     (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

     (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which Community First or any Community First Subsidiary is a member or was a member during such five-year period.

     (vii) As of December 31, 2000, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

     (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither Community First nor, to the best knowledge of Community First, any Community First Subsidiary, any trustee, administrator or other fiduciary of any Plan (including without limitation the Community First Banking Company Employee Stock Ownership Plan and the Employee Stock Ownership Plan of Douglas Federal Bank (the "ESOPs")), or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject Community First or any Community First Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

     (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

     (x) Community First and each Community First Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

     (xi) Neither Community First nor any Community First Subsidiary has a liability as of December 31, 2000 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of Community First as of December 31, 2000 or otherwise Disclosed.

     (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) Community First's or any Community First Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of all stock options in accordance with Section 2.9).

     (xiii) With respect to each Plan, Community First has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements, (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

     (xiv) Each of the Plans as applied to Community First and any Community First Subsidiary may be amended or terminated at any time by action of Community First's Board of Directors, or such Community First's Subsidiary's Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of Community First or a Community First Subsidiary thereunder).

     (xv) There are no loans (as described in Treasury Regulation Section 54.4975-7(b)(1)(ii)) outstanding payable by the ESOPs.

3.15 Certain Contracts

   (a) Neither Community First nor any Community First Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, the default of which would have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by Community First or any Community First Subsidiary or the guarantee by Community First or any Community First Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by Community First or any Community First Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by Community First or any Community First Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving Community First of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this Section 3.15(a) is in full force and effect as of the date hereof.

   (b) Neither Community First nor any Community First Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 Legal Proceedings; Regulatory Approvals

   There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of Community First, threatened against Community First or any Community First Subsidiary or against any asset, interest, plan or right of Community First or any Community First Subsidiary, or, to the best knowledge of Community First, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of Community First, threatened against any present or former director or officer of Community First or any Community First Subsidiary that would reasonably be expected to give rise to a claim against Community First or any Community First Subsidiary for indemnification. There are no actual or, to the best knowledge of Community First, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the best knowledge of Community First, no fact or condition relating to Community First or any Community First Subsidiary exists (including, without limitation, any claim by former shareholders of First Deposit Bancshares, Inc., or noncompliance with the CRA) that would prevent Community First or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

   Each of Community First and each Community First Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither Community First nor any Community First Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations. Neither Community First nor any Community First Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing. Since December 31, 1997, Community First and each of the Community First Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the Commission, FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

   Neither Community First nor any Community First Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T Option Agreement, except for an obligation to the Financial Advisor for investment banking services, the nature and extent of which has been Disclosed, and except for fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

   (a) With respect to all agreements currently outstanding pursuant to which Community First or any Community First Subsidiary has purchased securities subject to an agreement to resell, Community First or the Community First Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which Community First or any Community First Subsidiary has sold securities subject to an agreement to repurchase, neither Community First nor the Community First Subsidiary has pledged collateral in excess of the amount of the debt secured thereby. Neither Community First nor any Community First Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

   (b) Neither Community First nor any Community First Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

3.20 Deposit Accounts

   The deposit accounts of the Community First Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the Community First Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.21 Related Party Transactions

   Community First has Disclosed all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which Community First or any Community First Subsidiary is a party with any director, executive officer or 5% shareholder of Community First or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, investments and loans are on terms no less favorable to Community First than could be obtained from unrelated parties.

3.22 Certain Information

   When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of Community First to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein provided by Community First, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Tax and Regulatory Matters

   Neither Community First nor any Community First Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24 State Takeover Laws; Shareholder Action

   Community First and each Community First Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such law shall be activated or applied as a result of such transactions. Under applicable law, the vote of a majority of the shares of Community First Common Stock issued and outstanding is legally sufficient to constitute adoption and approval of the Merger by the Community First shareholders.

3.25 Labor Relations

   Neither Community First nor any Community First Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is Community First or any Community First Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving Community First or any Community First Subsidiary, pending or threatened, or to the best knowledge of Community First, is there any activity involving any employees of Community First or any Community First Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 Fairness Opinion

   Community First has received from the Financial Advisor an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of Community First from a financial point of view.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                                    OF BB&T

   BB&T represents and warrants to Community First as follows (the representations and warranties herein of BB&T are made subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit Community First to refuse to consummate the Merger under such applicable standard):

4.1 Capital Structure of BB&T

   The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 1,000,000,000 shares of BB&T Common Stock of which 420,714,104 shares were issued and outstanding as of June 30, 2001. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section
5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2 Organization, Standing and Authority of BB&T

   BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a bank holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

   (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity.

   (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

   (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

   Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Documents; Statements True

   BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1997. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any other BB&T Subsidiary to Community First contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Certain Information

   When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of Community First to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7 Tax and Regulatory Matters

   Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code, or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

4.8 Share Ownership

   As of the date of this Agreement, BB&T does not own (except in a fiduciary capacity) any shares of Community First Common Stock.

4.9 Legal Proceedings; Regulatory Approvals

   There are no actual or, to the best knowledge of BB&T, threatened actions, suits or proceedings instituted, which present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent BB&T or Community First from obtaining all of the federal and state regulatory approvals contemplated herein.

                                   ARTICLE V
                                   COVENANTS

5.1 Community First Shareholder Meeting

   Community First shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as practicable, and by approving execution of this Agreement, the Board of Directors of Community First agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of Community First, recommend that Community First's shareholders vote for such approval; provided, that the Board of Directors of Community First may withdraw or refuse to make such recommendation only if the Board of Directors shall determine in good faith that such recommendation should not be made in light of its fiduciary duty to Community First's shareholders after consideration of (i) written advice of legal counsel that, in the opinion of such counsel, such recommendation or the failure to withdraw or modify such recommendation could reasonably be expected to constitute a breach of the fiduciary duty of the Board of Directors to the shareholders of Community First, and (ii) a written determination from the Financial Advisor that the Merger Consideration is not fair or is inadequate to the Community First shareholders from a financial point of view, accompanied by a detailed analysis of the reasons for such determination.

5.2 Registration Statement; Proxy Statement/Prospectus

   As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. Community First will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and Community First shall use all reasonable efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the Community First shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. Community First shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws, the GBCC and the rules and regulations of the NYSE.

5.3 Plan of Merger; Reservation of Shares

   At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T acknowledges that it (i) has adopted the Plan of Merger and (ii) will pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

   (a) Community First agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

   (b) As promptly as practicable after the date hereof, BB&T and Community First shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. Community First and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented.

5.5 Best Efforts

   Each of BB&T and Community First shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and
5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor Community First shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6 Certain Accounting Matters

   Community First shall cooperate with BB&T concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices; provided, that any action taken pursuant to this Section
5.6 shall not be deemed to constitute or result in the breach of any representation or warranty of Community First contained in this Agreement.

5.7 Access to Information

   Community First and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, Community First shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of Community First and the Community First Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to
Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

   BB&T and Community First shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of Community First

   Except with the prior written consent of BB&T, between the date hereof and the Effective Time, Community First shall not, and shall cause each of the Community First Subsidiaries not to:

     (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

     (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $.225 per share of Community First Common Stock payable on record dates and in amounts consistent with past practices; provided that any dividend declared or payable on the shares of Community First Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and Community First, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time;

     (c) issue any shares of its capital stock (including treasury shares), except pursuant to the Stock Option Plan with respect to the options outstanding on the date hereof or pursuant to the BB&T Option Agreement;

     (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

     (e) amend its Articles of Incorporation or Bylaws;

     (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any Community First Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

     (g) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets or acquire any assets other than in the ordinary course of its business consistent with past practices;

     (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

     (i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of compensatory stock options outstanding as of the date of this Agreement), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof;

     (j) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

     (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Community First or any Community First Subsidiary or any business combination with Community First or any Community First Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of Community First or any Community First Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this subsection (k) shall not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, Community First is advised in writing by legal counsel that in its opinion the failure to so furnish information or negotiate would likely constitute a breach of the fiduciary duty of Community First's Board of Directors to the Community First shareholders;

     (l) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Community First or a Community First Subsidiary or guarantee by Community First or a Community First Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or
  (iv) any contract, agreement or understanding with a labor union;

     (m) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the Agreement and the Plan of Merger by its shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by this Agreement and the Plan of Merger, Community First shall cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective on or before the Closing Date;

     (n) change its methods of accounting in effect at December 31, 2000, except as required by changes in GAAP concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 2000, except as required by changes in law or regulation;

     (o) incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $25,000, for any one expenditure, or $100,000, in the aggregate;

     (p) incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

     (q) take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

     (r) dispose of any material assets other than in the ordinary course of business; or

     (s) agree to do any of the foregoing.

5.10 [RESERVED]

5.11 Affiliates

   Community First shall use its best efforts to cause all persons who are Affiliates of Community First to deliver to BB&T promptly following this Agreement a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder, and in any event shall use its best efforts to cause such affiliates to deliver to BB&T such written agreement prior to the Closing Date.

5.12 Section 401(k) Plan; Other Employee Benefits

   (a) Effective on the Benefit Plan Determination Date with respect to the 401(k) plan of Community First, BB&T shall cause the 401(k) plan of Community First either to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries or terminated, in each case subject to the receipt of all applicable regulatory or governmental approvals. Each employee of Community First at the Effective Time who becomes an employee immediately following the Effective Time of BB&T or a BB&T Subsidiary ("Employer Entity") and is an employee of an Employer Entity as of the Benefit Plan Determination Date shall be eligible to participate in BB&T's 401(k) plan (subject to complying with eligibility requirements and to BB&T's right to terminate such plan). Until the Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees the Section 401(k) plan of Community First. For purposes of administering BB&T's 401(k) plan, service with Community First and the Community First Subsidiaries shall be deemed to be service with BB&T or the BB&T Subsidiaries for participation and vesting purposes, but not for purposes of benefit accrual.

   (b) Each employee of Community First or a Community First Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity (a "Transferred Employee") shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date with respect to each such plan or program, conditional upon the Transferred Employee's being employed by an Employer Entity as of such Benefit Plan Determination Date. None of BB&T's group hospitalization, medical or dental welfare benefit plans requires any eligibility waiting period, and BB&T shall not amend any such group plan effective prior to the Benefit Plan Determination Date to provide for an eligibility waiting period applicable to any Transferred Employee which would exceed the eligibility waiting period under the corresponding plan of Community First as in effect on the date hereof. With respect to any welfare benefit plan or program of Community First which the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the Employer Entity, the Employer Entity shall continue such Community First plan or program in effect for the benefit of the Transferred Employees until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the Employer Entity to terminate such plan or program). If the first plan year of participation in any group health plan of an Employer Entity by a Transferred Employee is a partial year, the Employer Entity will give such Transferred Employee and his or her dependents credit toward deductible and out-of-pocket limitations for and eligible expenses incurred by such persons under the Community First group health plan during that portion of that plan year that precedes entry into the group health plans of the Employer Entity. For purposes of administering each such plan or program, service with Community First shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service.

   (c) Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has an existing employment or special termination agreement which is Disclosed, shall be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with Community First or a Community First Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

   (d) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that Community First and the Community First Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence and except as otherwise provided in this Agreement, all other employee benefit plans of Community First shall be terminated or, in the sole discretion of BB&T, merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion.

   (e) Effective on the Benefit Plan Determination Date with respect to the defined benefit pension plan of Community First (the "Community First Pension Plan"), BB&T shall cause such plan to be merged with the defined benefit pension plan maintained by BB&T and the BB&T Subsidiaries, or to be terminated, in either case as determined by BB&T and subject to compliance with applicable Community First Pension Plan documents and to the receipt of all applicable regulatory or governmental approvals. The accrued benefits under the Community First Pension Plan shall be the sole accrued benefits of Transferred Employees with respect to service with Community First prior to the Merger. In applying the BB&T pension plan following the Merger, service with Community First and the Community First Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual.

   (f) Notwithstanding and without limiting the generality of Section 5.12(d), as soon as practicable following the date hereof, but in any event prior to the Effective Time, Community First shall take any and all action necessary to terminate the ESOPs as of the Effective Time, to repay any outstanding indebtedness of the ESOPs and to allocate shares of Community First Common Stock held under the ESOPs to the participants therein in accordance with the terms thereof. No purchases of shares of Community First Common Stock shall be made under the ESOPs following the date hereof.

5.13 Directors and Officers Protection

   BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of Community First for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in Community First's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on

Community First's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify all individuals who are or have been officers, directors or employees of Community First or any Community First Subsidiary prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation or By-Laws of Community First on the date hereof and is permitted under the NCBCA.

5.14 Forbearances of BB&T

   Except with the prior written consent of Community First, which consent shall not be arbitrarily or unreasonably withheld, between the date hereof and the Effective Time, neither BB&T nor any BB&T Subsidiary shall take any action which would or might be expected to (i) cause the business combination contemplated hereby not to constitute a reorganization under Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iv) exercise the BB&T Option Agreement other than in accordance with its terms, or dispose of the shares of Community First Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted by the terms thereof; or (v) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

   Each of Community First and BB&T shall file (and shall cause the Community First Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or Community First, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

   BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of Community First Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Advisory Boards

   Following the Effective Time, BB&T shall offer to Gary D. Dorminey a seat on the BB&T Advisory Board for the State of Georgia, and shall form an Advisory Board for the Carrollton, Georgia area and shall offer to the members of the Board of Directors of Community First a seat on such Board. For two years following the Effective Time, the Advisory Board members appointed pursuant to this Section 5.17 and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member's fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for directors of the corresponding Community First Subsidiary in effect on June 1, 2001. Following such two-year period, Advisory Board members, if they continue to serve in such capacity, shall receive fees in accordance with BB&T's standard schedule of fees for service thereon as in effect from time to time. For two years after the Effective Time, no such Advisory Board member shall be prohibited from serving thereon because he or she shall have attained the maximum age for service thereon (currently age 70). Membership of any person or any Advisory Board shall be conditional upon execution by such person of an agreement providing that such member will not engage in activities competitive with BB&T for two years following the Effective Time.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

6.1 Conditions Precedent--BB&T and Community First

   The respective obligations of BB&T and Community First to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

     (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the shareholders of Community First of the Agreement and the Plan of Merger;

     (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

     (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect;

     (d) None of BB&T, any of the BB&T Subsidiaries, Community First or any of the Community First Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement;

     (e) Community First and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to Community First and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of Community First will not recognize any gain or loss to the extent that such shareholders exchange shares of Community First Common Stock for shares of BB&T Common Stock; and

6.2 Conditions Precedent--Community First

   The obligations of Community First to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by Community First pursuant to Section 7.4:

     (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Community First. The representations and warranties of BB&T set forth in Sections 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i) and 4.4 (except as relates to qualification) shall be true and correct (except for inaccuracies which are de minimus in amount). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T.

     (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (c) BB&T shall have delivered to Community First a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b), to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (d) Community First shall have received opinions of counsel to BB&T in the form reasonably acceptable to Community First's legal counsel.

     (e) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.3 Conditions Precedent--BB&T

   The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to
Section 7.4:

     (a) All representations and warranties of Community First shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of Community First set forth in Sections 3.1, 3.2 (except the last sentence thereof), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i),
  3.23 and 3.24 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of Community First set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on Community First and the Community First Subsidiaries taken as a whole.

     (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome.

     (c) Community First shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (d) Community First shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c), to the extent applicable to Community First, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on Community

  First or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (e) BB&T shall have received opinions of counsel to Community First in the form reasonably acceptable to BB&T's legal counsel.

     (f) BB&T shall have received the written agreements from Affiliates as specified in Section 5.11 to the extent necessary, in the reasonable judgment of BB&T, to promote compliance with Rule 145 promulgated by the Commission.

                                  ARTICLE VII
                  TERMINATION, DEFAULT, WAIVER AND AMENDMENT

7.1 Termination

   This Agreement may be terminated:

     (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

     (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) in the case of Community First and Section 6.3(a) in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

     (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

     (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 are denied, and the time period for appeals and requests for reconsideration has run.

     (e) At any time, by either party hereto in writing, if the shareholders of Community First do not approve the Agreement and the Plan of Merger.

     (f) At any time following March 31, 2002 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

7.2 Effect of Termination

   In the event this Agreement and the Plan of Merger is terminated pursuant to Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms.

7.3 Survival of Representations, Warranties and Covenants

   All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13 and 5.17); provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or Community First (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or Community First, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and Community First of the transactions contemplated herein.

7.4 Waiver

   Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the Community First shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or (iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the Community First shareholders of this Agreement and the Plan of Merger, shall reduce either the Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

   This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Community First, subject to the proviso to Section 7.4.

                                  ARTICLE VIII
                                 MISCELLANEOUS

8.1 Expenses

   Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by Community First.

8.2 Entire Agreement

   This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of Community First to enforce rights in Sections 5.13 and 5.17.

8.3 No Assignment

   Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

     If to Community First:

       Gary D. Dorminey
       Community First Banking Company
       110 Dixie Street
       Carrollton, Georgia 30117-3307
       Telephone:770-838-7213
       Fax:770-838-7352

   With a required copy to:

       Walter G. Moeling
       Powell, Goldstein, Frazer & Murphy LLP
       191 Peachtree Street, N.E.
       16th Floor
       Atlanta, Georgia 30303
       Telephone:404-572-6600
       Fax:404-572-6999

     If to BB&T:

       Scott E. Reed
       150 South Stratford Road
       4th Floor
       Winston-Salem, North Carolina 27104
       Telephone:336-733-3088
       Fax:336-733-2296

   With a required copy to:

       William A. Davis, II
       Womble Carlyle Sandridge & Rice, PLLC
       200 West Second Street
       Winston-Salem, North Carolina 27102
       Telephone:336-721-3624
       Fax:336-733-8364

   Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

   Community First acknowledges that the Community First Common Stock and the Community First business and assets are unique, and that if Community First fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law, BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if Community First shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

8.6 Captions

   The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

   This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

   This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

                  [remainder of page intentionally left blank]

   IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T Corporation

                                                  /s/ John A. Allison, IV
                                          By: _________________________________
                                                    John A. Allison, IV
                                               Chairman and Chief Executive
                                                          Officer

                                          Community First Banking Company

                                                   /s/ Gary D. Dorminey
                                          By: _________________________________
                                                     Gary D. Dorminey
                                                      President / CEO

                                                                         ANNEX A

                               ARTICLES OF MERGER
                                       OF
                        COMMUNITY FIRST BANKING COMPANY
                                      INTO
                                BB&T CORPORATION

   The undersigned corporations, pursuant to Section 14-2-1105 of the Georgia Business Corporation Code (the "GBCC") and Section 55-11-05 of the North Carolina Business Corporation Act (the "NCBCA"), hereby execute the following Articles of Merger.

                                      ONE

   The merger of Community First Banking Company, a Georgia corporation ("Community First"), into BB&T Corporation, a North Carolina corporation ("BB&T"), shall be in accordance with the Plan of Merger attached hereto as
Exhibit I (the "Plan of Merger").

                                      TWO

   The Plan of Merger was submitted to the shareholders of Community First by its Board of Directors in accordance with the provisions of Section 14-2-1103 of the GBCC and Section 55-11-03 of the NCBCA and was duly approved in the
manner prescribed by law by the shareholders of Community First on the   day of
     , 2001. The shareholders of BB&T were not required to approve the Plan of Merger.

                                     THREE

   BB&T undertakes to request publication of a notice of filing of these Articles of Merger and to make payment therefor as required by Section 14-2-1105.1(b) of the GBCC.

                                      FOUR

   These Articles of Merger shall become effective at 11:59 p.m. on           ,
2001.

                  [Remainder of Page Intentionally Left Blank]

   The undersigned, each of BB&T and Community First, declares that the facts
herein stated are true as of           , 2001.

                                          BB&T Corporation

                                          By: _________________________________
                                                    John A. Allison IV
                                               Chairman and Chief Executive
                                                          Officer

                                          Community First Banking Company

                                          By: _________________________________

                                          Name: _______________________________

                                          Title: ______________________________

                                                                       EXHIBIT I

                                 PLAN OF MERGER
                                       OF
                        COMMUNITY FIRST BANKING COMPANY
                                      INTO
                                BB&T CORPORATION

   Section 1. Corporations Proposing to Merge and Surviving
Corporation. Community First Banking Company, a Georgia corporation ("Community First"), shall be merged (the "Merger") into BB&T Corporation, a North Carolina corporation ("BB&T"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the Agreement and Plan of Reorganization, dated as of July 9, 2001 (the "Agreement"), by and between Community First and BB&T. The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Secretary of State of Georgia and the Secretary of State of North Carolina. BB&T shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of Community First shall cease.

   Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 14-2-1106 of the Georgia Business Corporation Code (the "GBCC") and Section 55-11-06 of the North Carolina Business Corporation Act (the "NCBCA").

   Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall become the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the NCBCA.

   Section 4. Conversion of Shares.

       (a) At the Effective Time, by virtue of the Merger and without any action on the part of Community First or the holders of the voting common stock, par value $.01 per share, of Community First ("Community First Common Stock"), each share of Community First Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Community First Common Stock (as provided in Section 4(d)), the Merger Consideration (as defined in Section 5).

       (b) Each share of the common stock of BB&T, par value $5.00 per share ("BB&T Common Stock") issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

     (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Community First Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends with respect to Community First Common Stock. No interest will be paid or accrued on the Merger Consideration (or upon any dividend or other distribution) upon the surrender of the certificate or certificates representing shares of Community First Common Stock. With respect to any certificate for Community First Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. Upon and after the Effective Time, Community First's transfer books shall be closed and no transfer of the shares of Community First Common Stock outstanding immediately prior to the Effective Time shall be made.

     (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each Community First shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of

  Community First Common Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 4(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration and any declared and unpaid dividends with respect to such Community First Common Stock.

     (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by Community First in respect of shares of Community First Common Stock in accordance with the terms of the Agreement and which remain unpaid at the Effective Time, subject to compliance by Community First with Section 5.9(b) of the Agreement. To the extent permitted by law, former shareholders of record of Community First shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of Community First Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Community First Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of the Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to the Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Community First Common Stock until such holder surrenders such certificate for exchange as provided in this Section 4. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of Community First Common Stock represented by such certificate.

   Section 5. Merger Consideration.

       (a) As used herein, the term "Merger Consideration" shall mean the portion of a share of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of Community First Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a Community First shareholder as provided in Section 5(b). The portion of a share of BB&T Common Stock to be issued for each issued and outstanding share of Community First Common Stock (the "Exchange Ratio") shall be equal to 0.9800.

       (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the 4:00 p.m. eastern time closing price per share of BB&T Common Stock on the NYSE on the Effective Time as reported on NYSEnet.com.

   Section 6. Amendment. At any time before the Effective Time, this Plan of Merger may be amended, provided that no such amendment executed after approval by the Community First shareholders of the Agreement and this Plan of Merger shall modify either the amount or the form of the consideration to be provided to holders of Community First Common Stock upon consummation of the Merger.

                                                                      APPENDIX B

                                                                          , 2001

Board of Directors
Community First Banking Company
110 Dixie Street
Carrollton, Georgia 30117

Members of the Board:

   You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the common stock, par value of $0.01 per share ("Common Stock"), of Community First Banking Company ("Community First"), of the Exchange Ratio, as set forth in the Agreement and Plan of Reorganization dated as of July 9, 2001 (the "Agreement"), between Community First and BB&T Corporation ("BB&T").

   The Agreement provides for the merger (the "Merger") of Community First with and into BB&T. Pursuant to the Agreement, at the Effective Time (as defined in the Agreement) each outstanding share of Community First Common Stock will be converted into the right to receive shares of common stock, par value of $5.00 per share, of BB&T ("BB&T Common Stock"), at a rate of 0.98 shares of BB&T Common Stock for each share of Common Stock (the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Agreement.

   Trident Securities, a division of McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   We have acted as Community First's financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

     (i) Reviewed Community First's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 2000, December 31, 1999 and December 31, 1998, including the audited financial statements contained therein;

     (ii) Reviewed BB&T's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 2000, December 31, 1999 and December 31, 1998, including the audited financial statements contained therein;

     (iii) Reviewed certain other information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Community First and BB&T provided to us or publicly available;

     (iv) Participated in meetings and telephone conferences with members of senior management of Community First and BB&T concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

     (v) Reviewed certain stock market information for Community First Common Stock and BB&T Common Stock, and compared it with similar information for certain companies, the securities of which are publicly traded;

     (vi) Compared the results of operations and financial condition of Community First and BB&T with that of certain companies which we deemed to be relevant for purposes of this opinion;

     (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

     (viii) Reviewed the Agreement and certain related documents; and

     (ix) Performed such other reviews and analyses as we have deemed appropriate.

   In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of Community First and BB&T contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either Community First or BB&T, nor have we made or obtained or been furnished with any independent valuation or appraisal of any such assets, properties or facilities or any of the liabilities of either Community First or BB&T. With respect to financial forecasts used in our analysis, we have assumed that such forecasts reflect the best currently available estimates and judgements of the management of Community First and BB&T, as to the future performance of Community First, BB&T, and Community First and BB&T combined, as the case may be. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, including the tax-free treatment of the Merger to the holders of Community First Common Stock, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

   We will receive a fee for our services as financial advisor to Community First and for rendering this opinion, a substantial portion of which is contingent upon closing of the Merger. In the past, we have also provided certain other investment banking services for Community First and have received compensation for such services.

   In the ordinary course of business, we may actively trade securities of Community First and BB&T for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities.

   This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio to be received by the holders of Community First Common Stock, and does not address the underlying business decision of Community First's Board of Directors to effect the Merger, does not compare or discuss the relative merits of any other terms of the Merger, and does not constitute a recommendation to any Community First shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of Community First Common Stock or BB&T Common Stock may be at the Effective Time of the Merger or as to the prospects of Community First's business or BB&T's business.

   This opinion is directed to the Board of Directors of Community First and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent. Notwithstanding the foregoing, this opinion may be included in the proxy statement/prospectus to be mailed to the holders of Community First Common Stock in connection with the Merger, provided that this opinion will be reproduced in such proxy statement/prospectus in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement/prospectus, will be in form reasonably acceptable to us and our counsel.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Community First Common Stock from a financial point of view.

                                          Very truly yours,

                                          Trident Securities
                                          A Division of McDonald Investments
                                           Inc.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

   The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

   The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

   The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

   Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

   (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit No. Description
 ----------- -----------

  2 Agreement and Plan of Reorganization dated as of July 9, 2001 between BB&T Corporation and Community First Banking Company
             (included as Appendix A to the proxy statement/prospectus)

  4(a)       Articles of Amendment to Amended and Restated Articles of
             Incorporation of the Registrant related to Junior Participating
             Preferred Stock (Incorporated herein by reference to Exhibit 3(a)
             to the Registrant's Annual Report on Form 10-K filed March 17,
             1997)

  4(b)       Rights Agreement dated as of December 17, 1996 between the
             Registrant and Branch Banking and Trust Company, Rights Agent
             (Incorporated herein by reference to Exhibit 1 to the Registrant's
             Form 8-A filed January 10, 1997)

  4(c)       Subordinated Indenture (including Form of Subordinated Debt
             Security) between the Registrant and State Street Bank and Trust
             Company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(d) to Registration No. 333-02899)

  4(d) Senior Indenture (including Form of Senior Debt Security) between the Registrant and State Street Bank and Trust Company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(c) to Registration No. 333-02899)

  5          Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC

  8          Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC

 23(a)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 5)*

 23(b)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 8)*

 23(c)       Consent of Arthur Andersen LLP

 23(d)       Consent of Porter Keadle Moore, LLP

 23(e)       Consent of Trident Securities, a division of McDonald Investments,
             Inc.

 24          Power of Attorney

 99(a)       Form of Community First Banking Company Proxy Card

 99(b)       Form of Voting Instructions for Participants in Employee Stock
             Ownership Plan of Douglas Federal Bank

 99(c)       Form of Voting Instructions for Participants in Community First
             Banking Company Employee Stock Ownership Plan

 99(d) Option Agreement dated as of July 9, 2001 between BB&T Corporation and Community First Banking Company

--------
*To be filed by amendment.

   (b) Financial statement schedules: Not applicable.

   (c) Reports, opinion or appraisals: The opinion of Trident Securities, a division of McDonald Investments, Inc. is included as Appendix B to the proxy statement/prospectus.

Item 22. Undertakings

   A. The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on September 21, 2001.

                                          BB&T CORPORATION

                                                /s/ Jerone C. Herring
                                          By:__________________________________
                                          Name: Jerone C. Herring
                                          Title: Executive Vice President and
                                           Secretary

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on September 21, 2001.

    /s/ John A. Allison*                        /s/ Scott E. Reed*
_____________________________________     _____________________________________
Name: John A. Allison, IV                 Name: Scott E. Reed
Title:  Chairman of the Board and         Title:  Senior Executive Vice
      Chief Executive Officer                   President and Chief Financial
      (principal executive officer)             Officer (principal financial
                                                officer)

    /s/ Sherry A. Kellett*                      /s/ Alfred E. Cleveland*
_____________________________________     _____________________________________
Name: Sherry A. Kellett                   Name: Alfred E. Cleveland
Title:  Senior Executive Vice             Title:  Director
      President and Controller
      (principal accounting officer)

    /s/ Nelle Ratrie Chilton*                   /s/ Ronald E. Deal*
_____________________________________     _____________________________________
Name: Nelle Ratrie Chilton                Name: Ronald E. Deal
Title:  Director                          Title:  Director

    /s/ Tom D. Efird*                           /s/ Harold B. Wells*
_____________________________________     _____________________________________
Name: Tom D. Efird                        Name: Harold B. Wells
Title:  Director                          Title:  Director

    /s/ Paul S. Goldsmith*                      /s/ L. Vincent Hackley*
_____________________________________     _____________________________________
Name: Paul S. Goldsmith                   Name: L. Vincent Hackley
Title:  Director                          Title:  Director

    /s/ Jane P. Helm*                           /s/ Richard Janeway, M.D.*
_____________________________________     _____________________________________
Name: Jane P. Helm                        Name: Richard Janeway, M.D.
Title:  Director                          Title:  Director

    /s/ J. Ernest Lathem, M.D.*                 /s/ James H. Maynard*
_____________________________________     _____________________________________
Name: J. Ernest Lathem, M.D.              Name: James H. Maynard
Title:  Director                          Title:  Director

    /s/ Joseph A. McAleer, Jr.*                 /s/ Albert O. McCauley*
_____________________________________     _____________________________________
Name: Joseph A. McAleer, Jr.              Name: Albert O. McCauley
Title:  Director                          Title:  Director

    /s/ J. Holmes Morrison*
_____________________________________     _____________________________________
Name: J. Holmes Morrison                  Name: Richard L. Player, Jr.
Title:  Director                          Title:  Director

_____________________________________           /s/ Nido R. Qubein*
Name: C. Edward Pleasants, Jr.            _____________________________________
Title:  Director                          Name: Nido R. Qubein

    /s/ E. Rhone Sasser*                  Title:  Director
                                                /s/ Jack E. Shaw*
_____________________________________     _____________________________________
Name: E. Rhone Sasser                     Name: Jack E. Shaw
Title:  Director                          Title:  Director

    /s/ Jerone C. Herring
*By: ________________________________
    Jerone C. Herring
    Attorney-in-Fact